AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1998
                                                     REGISTRATION NO. 333-



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                -----------------


                          SELECT*LIFE VARIABLE ACCOUNT
                      (Exact Name of Unit Investment Trust)



                        RELIASTAR LIFE INSURANCE COMPANY
                               (Name of Depositor)



                                Stewart D. Gregg
                                     Counsel
                        ReliaStar Life Insurance Company
                           20 Washington Avenue South
                          Minneapolis, Minnesota 55401


                               -----------------


It is proposed that this filing will become effective


[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on (date) pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on (date) pursuant to paragraph (a) of Rule 485


Title of securities being registered: Variable life insurance contracts issued by a registered separate account.

Approximate date of Proposal Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          SELECT*LIFE VARIABLE ACCOUNT

                              CROSS REFERENCE SHEET
                         (RECONCILIATION AND TIE SHEET)

  ITEM NUMBER OF
   FORM N-8B-2           HEADING IN THE PROSPECTUS
  --------------         -------------------------
        1                Cover Page
        2                Cover Page
        3                Not Applicable
        4                Distribution of the Policies
        5                ReliaStar Life Insurance
                         Company and the Variable Account
        6                The Variable Account
        7                Not Applicable
        8                Not Applicable
        9                Not Applicable
       10                Summary; Death Benefit; Payment and Allocation
                         of Premiums; Death Benefit Guarantee;
                         Accumulation Value; Sales Charge Refund; Policy
                         Lapse and Reinstatement; Surrender Benefits;
                         Investments of the Variable Account; Transfers;
                         Policy Loans; Free Look and Conversion Rights;
                         Voting Rights; General Provisions; Appendix B;
                         Appendix C
       11                Deductions and Charges; Investments of the
                         Variable Account
       12                Investments of the Variable Account
       13                Deductions and Charges
       14                The Policies; General Provisions; Distributions of
                         the Policies
       15                Payment and Allocation of Premiums; Investments
                         of the Variable Account
       16                Payment and Allocation of Premiums; Surrender
                         Benefits; Investments of the Variable Account
       17                Surrender Benefits; Policy Loans; Free Look and
                         Conversion Rights; General Provisions
       18                The Variable Account; Investments of the Variable
                         Account; Payment and Allocation of Premiums
       19                Voting Rights; General Provisions
       20                Not Applicable
       21                Policy Loans
       22                Not Applicable
       23                Bonding Arrangements
       24                Definitions; General Provisions

  ITEM NUMBER OF
   FORM N-8B-2           HEADING IN THE PROSPECTUS
  --------------         -------------------------
       25                ReliaStar Life Insurance Company
       26                Not Applicable
       27                ReliaStar Life Insurance Company; Other
                         Contracts Issued by Us
       28                Management
       29                ReliaStar Life Insurance Company
       30                Not Applicable
       31                Not Applicable
       32                Not Applicable
       33                Not Applicable
       34                Not Applicable
       35                Not Applicable
       36                Not Applicable
       37                Not Applicable
       38                Distribution of the Policies
       39                Distribution of the Policies
       40                Distribution of the Policies
       41                Distribution of the Policies
       42                Not Applicable
       43                Not Applicable
       44                Investments of the Variable Account; Payment
                         and Allocation of Premiums; Deductions and
                         Charges
       45                Not Applicable
       46                Investments of the Variable Account; Deductions
                         and Charges
       47                Investments of the Variable Account
       48                ReliaStar Life Insurance Company; State
                         Regulation
       49                Not Applicable
       50                The Variable Account
       51                Cover Page; The Policies; Death Benefit; Payment
                         and Allocation of Premiums; Deductions and
                         Charges; Policy Lapse and Reinstatement; General
                         Provisions; Free Look and Conversion Rights
       52                Investments of the Variable Account
       53                Federal Tax Matters
       54                Not Applicable
       55                Not Applicable

  ITEM NUMBER OF
   FORM N-8B-2           HEADING IN THE PROSPECTUS
  --------------         -------------------------
       56                Not Applicable
       57                Not Applicable
       58                Not Applicable
       59                Financial Statements

                                [LOGO] RELIASTAR

                          20 Washington Avenue South
                         Minneapolis, Minnesota 55401

                           ---------------------------

                                 SELECT*LIFE IV

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                                    ISSUED BY
                          SELECT*LIFE VARIABLE ACCOUNT
                                       OF
                        RELIASTAR LIFE INSURANCE COMPANY

     ReliaStar Life Insurance Company is offering the flexible premium variable life insurance policy (Select*Life IV) described in this prospectus. ReliaStar designed the Policy to provide (1) a death benefit payable when the insured person dies; and (2) maximum flexibility regarding premium payments and death benefits. Subject to certain restrictions, Policy owners may:

     *    vary the frequency and amount of premium payments;

     * increase or decrease the level of death benefits payable under the Policy; and

     *    allocate premiums to:


          -- the Fixed Account, an account that provides a minimum specified rate of interest; and

          -- Sub-Accounts of Select*Life Variable Account, a variable account allowing you to invest in certain portfolios of the following
               Funds:



The Alger American Fund                          Neuberger Berman Advisers
                                                  Management Trust
Fidelity Variable Insurance Products Fund        Northstar Galaxy Trust
Fidelity Variable Insurance Products Fund II     OCC Accumulation Trust
Janus Aspen Series                               Putnam Variable Trust


     If you allocate net premiums to Sub-Accounts of Select*Life Variable Account, the amount of the Policy's death benefit may, and the total value attributed to a Policy will, vary to reflect the investment performance of the Sub-Accounts you select.

     The Policy's primary purpose is to provide insurance protection for the beneficiary. ReliaStar does not claim that investing in the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

     Generally, the Policy will remain in force as long as the cash surrender value (that is, the amount that ReliaStar would pay if you surrender the Policy) is sufficient to pay certain monthly charges. However, under certain circumstances the Policy provides a death benefit guarantee that allows the Policy to remain in force without regard to the cash surrender value (See "Death Benefit Guarantee").

     INTERESTS IN THE POLICIES AND SHARES OF THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED BY A BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Please read this prospectus carefully and keep it for future reference. Call 1-800-621-3750 to obtain a current prospectus for any of the Funds.


THE DATE OF THIS PROSPECTUS IS       , 1999

                                TABLE OF CONTENTS

DEFINITIONS................................................................ 5

PART 1. SUMMARY

The Policy................................................................. 7

Free Look Rights........................................................... 8

Premium Payments........................................................... 8
The Variable Account....................................................... 8
The Fixed Account.......................................................... 8
The Funds.................................................................. 8
Charges Against the Accumulation Value.................................... 10

Charge Upon Lapse or Total Surrender of the Policy........................ 11

Surrenders................................................................ 11
Partial Withdrawals....................................................... 11
Loans..................................................................... 11

Transfers................................................................. 12
Death Benefit Overview.................................................... 12

Adjusting the Death Benefit............................................... 12
Death Benefit Guarantee................................................... 12
Lapse..................................................................... 12
Taxation of Death Benefit Proceeds........................................ 12

Taxation of the Policy.................................................... 13


PART 2. DETAILED INFORMATION


ReliaStar Life Insurance Company.......................................... 13

The Variable Account...................................................... 13
Investments of the Variable Account....................................... 13

Performance Information................................................... 14

The Policies.............................................................. 14

Death Benefit............................................................. 15
Death Benefit Qualification Tests......................................... 15

 Guideline Premium Test................................................... 15

 Cash Value Accumulation Test............................................. 15

Which Death Benefit Qualification Test to Choose.......................... 15

Death Benefit Options..................................................... 16
 Level Amount Option...................................................... 16
 Variable Amount Option................................................... 16
 Face Amount Plus Premium Amount Option................................... 16

Which Death Benefit Option to Choose...................................... 16
Requested Changes in Face Amount.......................................... 16
 Increases................................................................ 16
 Decreases................................................................ 16
 Effect of Requested Changes in Face Amount............................... 17
Insurance Protection...................................................... 17
Changing the Death Benefit Option......................................... 18

Accelerated Benefit Rider................................................. 19
Payment and Allocation of Premiums........................................ 19
Issuing the Policy........................................................ 19

 Sponsored Market Plans................................................... 19
 Coverage................................................................. 19
 Minimum Initial Premium.................................................. 19

Allocating Premiums....................................................... 20
 Crediting Net Premiums................................................... 20
 Refunding Premium........................................................ 20

Amount and Timing of Premiums............................................. 20

Planned Periodic Premiums................................................. 21

Paying Premiums by Mail................................................... 21

Death Benefit Guarantee................................................... 21

Requirements for the Death Benefit Guarantee.............................. 22

Accumulation Value........................................................ 22
Specialized Uses of the Policy............................................ 23
Deductions and Charges.................................................... 23

Premium Expense Charge.................................................... 24
Monthly Deduction......................................................... 24
 Cost of Insurance........................................................ 24
 Monthly Administrative Charge............................................ 24

 Monthly Amount Charge.................................................... 24

 Monthly Mortality and Expense Risk Charge................................ 24
 Optional Insurance Benefit Charges....................................... 25
Surrender Charge.......................................................... 25
 General.................................................................. 25
 Montana Residents........................................................ 26
Partial Withdrawal and Transfer Charges................................... 26
Investment Advisory Fees and Fund Expenses................................ 26
Expenses.................................................................. 27
Reduction of Charges...................................................... 29
Policy Lapse and Reinstatement............................................ 29
 Lapse.................................................................... 29
 Reinstatement............................................................ 29
Surrender Benefits........................................................ 29
Total Surrender........................................................... 29
Partial Withdrawal........................................................ 30
 Effect of Partial Withdrawals............................................ 30
Transfers................................................................. 30
 Telephone/Fax Instructions............................................... 31
 Dollar Cost Averaging Service............................................ 31
 Portfolio Rebalancing Service............................................ 32
 Transfer Limits.......................................................... 32
 Transfer Charges......................................................... 32
Policy Loans.............................................................. 32
 General.................................................................. 32
 Immediate Effect of Policy Loans......................................... 33
 Effect on Investment Performance......................................... 33
 Effect on Policy Coverage................................................ 33
 Interest................................................................. 34
 Repayment of Loan Amount................................................. 34
 Tax Considerations....................................................... 34
 1035 Exchanges........................................................... 34
Free Look and Conversion Rights........................................... 34
 Free Look Rights......................................................... 34
 Cancellation............................................................  34
 Conversion Rights........................................................ 34
 General Option..........................................................  35
 Connecticut.............................................................  35
General Provisions........................................................ 35
Additional Information on the Investments of the Variable Account......... 35
Addition, Deletion, or Substitution of Investments........................ 36
Voting Rights............................................................. 37
 Disregarding Voting Instructions......................................... 37
Paid-up Life Insurance Option............................................. 37
Ownership................................................................. 37
Proceeds.................................................................. 38
Beneficiary............................................................... 38
Postponement of Payments.................................................. 38
Settlement Options........................................................ 38

 Interest on Settlement Options........................................... 39
Incontestability.......................................................... 39
Misstatement of Age and Sex............................................... 39
Suicide................................................................... 39
Termination............................................................... 39
Amendment................................................................. 39
Reports................................................................... 39
 Annual Statement......................................................... 39
 Projection Report........................................................ 40
 Other Reports............................................................ 40
Dividends................................................................. 40
Collateral Assignment..................................................... 40
Optional Insurance Benefits............................................... 40
 Accelerated Benefit Rider................................................ 40
 Accidental Death Benefit Rider........................................... 40
 Additional Insured Rider................................................. 40
 Waiver of Monthly Deduction Rider........................................ 40
 Children's Insurance Rider............................................... 40
 Cost of Living Increase Rider............................................ 40
 Death Benefit Guarantee Rider............................................ 40
 Term Insurance Rider..................................................... 40
 Waiver of Specified Premium Rider........................................ 41
Federal Tax Matters....................................................... 41
Introduction.............................................................. 41
Tax Status of the Policy.................................................. 41
Tax Treatment of Policy Benefits.......................................... 41
 In General............................................................... 41
 Modified Endowment Contracts............................................. 42
 Distributions from Modified Endowment Contracts.......................... 42
 Distributions from Policies That Are Not Modified Endowment Contracts.... 42
 Policy Loans............................................................. 42
 Multiple Policies........................................................ 42
Taxation of ReliaStar Life Insurance Company.............................. 42
Possible Changes in Taxation.............................................. 43
Other Considerations...................................................... 43
Legal Developments Regarding Employment-Related Benefit Plans............. 43
Preparing for Year 2000................................................... 43
Distribution of the Policies.............................................. 43
Management................................................................ 44
Executive Officers........................................................ 46
State Regulation.........................................................  46
Montana Residents......................................................... 47
Legal Proceedings......................................................... 47
Bonding Arrangements...................................................... 47
Legal Matters............................................................. 47
Experts................................................................... 47
Registration Statement Contains Further Information....................... 47
Financial Statements...................................................... 48
Appendices............................................................... A-1

THE POLICY MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS CONSTITUTES AN OFFERING OR SOLICITATION ONLY IN THOSE JURISDICTIONS WHERE SUCH OFFERING OR SOLICITATION MAY LAWFULLY BE MADE.


RELIASTAR HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS REGARDING THE POLICY OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING FUND PROSPECTUSES. DO NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATIONS.

DEFINITIONS

ACCUMULATION VALUE. The total value attributable to a specific Policy, which equals the sum of the Variable Accumulation Value (the total of the values in each Sub-Account of the Variable Account) and the Fixed Accumulation Value (the value in the Fixed Account). See "Accumulation Value" at page 22, and Appendix C.


AGE. The Insured's age at the last birthday determined as of the beginning of each Policy Year.

CASH SURRENDER VALUE.  The Accumulation Value less any Surrender Charge, Loan
   Amount and unpaid Monthly Deductions.

CASH VALUE.  The Accumulation Value less any Surrender Charge.

CODE.  Internal Revenue Code of 1986, as amended.


DEATH BENEFIT.  The amount determined under the applicable Death Benefit
   Option. We will reduce the proceeds payable to the beneficiary upon the Insured's death by any Loan Amount and any unpaid Monthly Deductions. See "Death Benefit" at page 15.

DEATH BENEFIT GUARANTEE. A feature guaranteeing that the Policy will not lapse during the Death Benefit Guarantee Period specified in your Policy if, on each Monthly Anniversary, the total premiums paid on the Policy, less any partial withdrawals and any Loan Amount, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy. See "Death Benefit Guarantee" at page 21.

DEATH BENEFIT OPTION. One of three death benefit options available under the Policy (the Level Amount Option, the Variable Amount Option, and the Face Plus Premium Amount Option). See "Death Benefit -- Death Benefit Options" at page 16.

FACE AMOUNT. The minimum Death Benefit under the Policy as long as the Policy remains in force except for Option C when withdrawals exceed premiums. See "Death Benefit" at page 15.


FIXED ACCOUNT. ReliaStar Life Insurance Company's assets other than those allocated to the Variable Account or any other separate account. See Appendix B.


FIXED ACCUMULATION VALUE. The value attributable to a specific Policy based on amounts in the Fixed Account. Unlike the Variable Accumulation Value, the Fixed Accumulation Value will not reflect the investment performance of the Funds. See "Accumulation Value" at page 22 and Appendix C.

INITIAL PREMIUM TRANSFER DATE. The Initial Premium Transfer Date is 15 days after we issue the Policy. This may vary by state.

FUNDS. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests. See "Summary" at page 7, "Investments of the Variable Account" at page 13, and Appendix A.


INSURED.  The person upon whose life we issue the Policy.

ISSUE DATE.  The date insurance coverage under a Policy begins.


LOAN AMOUNT. The sum of all unpaid Policy loans including unpaid interest due thereon. See "Policy Loans" at page 32.

MINIMUM MONTHLY PREMIUM. A monthly premium amount that we determine when we issue the Policy. Your Policy will specify this amount. See "Death Benefit Guarantee" at page 21.


MONTHLY ANNIVERSARY.  The same date in each succeeding month as the Policy
   Date. If the Monthly Anniversary falls on a date other than a Valuation Date, then the Monthly Anniversary will be the next Valuation Date. The first Monthly Anniversary is on the Policy Date.


MONTHLY DEDUCTION. A monthly charge we deduct from the Accumulation Value of the Policy. See "Deductions and Charges -- Monthly Deduction" at page 24.


NET PREMIUM.  The premium you pay less a Premium Expense Charge.


PLANNED PERIODIC PREMIUM. The scheduled premium you select of a level amount at a fixed interval. The Policy will show the initial Planned Periodic Premium you select. See "Payment and Allocation of Premiums -- Planned Periodic Premiums" at page 21.

POLICY. SELECT*Life IV, the flexible premium variable life insurance policy described in this prospectus.


POLICY ANNIVERSARY.  The same date in each succeeding year as the Policy Date.
   If the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be the next Valuation Date.

POLICY DATE.  The date shown on your Policy that ReliaStar uses to determine
   Policy Years, Policy Months, Monthly Anniversaries, and Policy
   Anniversaries.

POLICY MONTH.  A one-month period beginning on a Monthly Anniversary.

POLICY YEAR.  A 12-month period beginning on a Policy Anniversary.


PREMIUM EXPENSE CHARGE. An amount (currently 5%) ReliaStar deducts from each premium payment resulting in the Net Premium. See "Deductions and Charges -- Premium Expense Charge" at page 24.


RATE CLASS. A group of Insureds we determine based on our expectation that they will have similar mortality experience.

SEC.  Securities and Exchange Commission.


SUB-ACCOUNT. A sub-division of the Variable Account that invests exclusively in the shares of a specified Fund.

SURRENDER CHARGE. A charge imposed upon total surrender or lapse of the Policy during the first 10 Policy Years and the first 10 years following any requested increase in Face Amount. See "Deduction and Charges -- Surrender Charge" at page 23.


UNIT VALUE. The unit measure by which we determine the value of the Policy's interest in each Sub-Account. See Appendix C.

VALUATION DATE. Each day the New York Stock Exchange is open for business except for days that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Rev. Dr. Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day. See Appendix B.

VALUATION PERIOD.  The period beginning at the close of business on a Valuation
   Date and ending at the close of business on the next Valuation Date. See Appendix B.


VARIABLE ACCOUNT. SELECT*Life Variable Account, a separate investment account we established to receive and invest Net Premiums paid under the Policy and other variable life insurance policies we issue. See "The Variable Account" at page 8.

VARIABLE ACCUMULATION VALUE. The value attributable to a specific Policy based on amounts in the Variable Account. See "Accumulation Value" at page 22 and Appendix C.


WE, US, OUR, THE COMPANY, OR RELIASTAR.  ReliaStar Life Insurance Company

YOU, YOUR. The Policy owner as designated in the application for the Policy or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy owner. A collateral assignee is not the Policy owner.

PART 1. SUMMARY

     This is a brief summary of the Policy's features. Please read the entire Prospectus and the Policy for more detailed information.

THE POLICY
     SELECT*Life IV is a flexible premium variable life insurance contract with death benefits, cash values, and other features of traditional life insurance contracts. The Policies are:

     * "FLEXIBLE PREMIUM" because you do not have to pay premiums according to a fixed schedule; and

     * "VARIABLE" because Accumulation Values and, under certain circumstances, the Death Benefit will increase and decrease based on the investment performance of the Funds corresponding to the Sub-Accounts to which you allocate your premium payments.

     Under current Federal tax law, as long as the Policy qualifies as life insurance, Accumulation Value increases will be subject to the same Federal income tax treatment as traditional life insurance cash values. Therefore, any increases should accumulate on a tax deferred basis until you request a distribution. See "Federal Tax Matters -- Policy Proceeds."


                            HOW SELECT*LIFE IV WORKS

                                  [FLOW CHART]

                                PREMIUM PAYMENTS                   DEATH BENEFIT

                                     MINUS

                            PREMIUM EXPENSE CHARGES

                        Invested in Variable Sub-Account
                                or Fixed Account

                     Fund Managers             Fixed Account

             Alger                  Fidelity            Janus
Northstar          Putnam                        OpCap          Neuberger Berman

                                      PLUS

                               INVESTMENT RETURN
                             (Net of Fund Expenses)

                                     MINUS

                               MONTHLY DEDUCTIONS

     Monthly Amount Charge                     Mortality and Expense Risk Charge
     Monthly Administrative Charge                    Optional Benefits
     Cost of Insurance

                                     EQUALS

                               ACCUMULATION VALUE

                                     MINUS

                       SURRENDER CHARGES AND POLICY LOANS

                                     EQUALS

                              CASH SURRENDER VALUE

FREE LOOK RIGHTS

* If you return the Policy to us by midnight of the 10th day after you receive it, we will send you a refund of all premiums paid.

* Certain states may allow a longer period of time for the free look period. See "Free Look and Conversion Rights -- Free Look Rights".

PREMIUM PAYMENTS

*    You choose when to pay and how much to pay.

*    We may refuse to accept any premium less than $25.

*    You cannot pay additional premiums after age 100.

* We may refuse any premium that would disqualify your Policy for favorable tax treatment under the Code.

* You may pay enough premiums to maintain the Death Benefit Guarantee in order to keep the Policy in force during at least the first several Policy Years (see "Death Benefit Guarantee" and "Payment and Allocation of Premiums -- Amount and Timing of Premiums".)

* We deduct a Premium Expense Charge (5.00% of each premium payment) and credit the remaining premium (the Net Premium) to the Variable Account or the Fixed Account according to your instructions. See "Deductions and Charges -- Premium Expense Charge".

THE VARIABLE ACCOUNT
(SELECT*Life Variable Account)

* SELECT*Life Variable Account is one of our separate accounts and consists of several Sub-Accounts. We only invest premiums from our variable life insurance policies in the Variable Account.

* We invest any Net Premiums you allocate to each Sub-Account in shares of the Fund related to that Sub-Account.

* Variable Accumulation Value will vary with the investment performance of the Funds and the charges deducted from the Variable Accumulation Value. See "Accumulation Value".

THE FIXED ACCOUNT

* Consists of all of our assets other than those in our separate accounts (including the Variable Account).

* We credit interest of at least 3% per year on any amounts you allocate to the Fixed Account.

* We may, in our sole discretion, credit interest in excess of 3%. See Appendix B, "The Fixed Account".

THE FUNDS

* You can instruct ReliaStar to place your Net Premium in or transfer to up to 17 of 29 investment portfolios over the lifetime of your Policy.

* We will first place the portion of the initial allocation of your Net Premium directed to the Variable Account in the Fidelity VIP Money Market Sub-Account and this will count against the 17 investment portfolio limit. See "Allocating Premiums".

* You do not have to choose all 17 of your investment options in advance, but once you participate in the 17th Fund, you would only be able to transfer among the 17 Funds already used. See "Investments of the Variable Account."

     The following chart lists the currently available Funds and outlines certain of their important characteristics.

                                INVESTMENT FUNDS


                                       ADVISER/       MONEY  FIXED  GROWTH  INTER-                  AGGRESSIVE
   FUND GROUP         FUND            SUBADVISER      MARKET INCOME INCOME NATIONAL BALANCED GROWTH   GROWTH
=============== ================ ==================== ====== ====== ====== ======== ======== ====== ==========
      Alger      Alger American        Fred Alger                                              X
    American         Growth         Management, Inc.
 New York, N.Y.     Portfolio
                -----------------------------------------------------------------------------------------------
                 Alger American        Fred Alger                                              X
                     MidCap         Management, Inc.
                     Growth
                    Portfolio
                -----------------------------------------------------------------------------------------------
                 Alger American        Fred Alger                                                       X
                      Small         Management, Inc.
                 Capitalization
                    Portfolio
===============================================================================================================
    Fidelity          VIP         Fidelity Management                 X
 Investments(R)  Equity-Income    & Research Company
  Boston, Mass.     Portfolio
                -----------------------------------------------------------------------------------------------
                   VIP Growth     Fidelity Management                                          X
                    Portfolio     & Research Company
                -----------------------------------------------------------------------------------------------
                      VIP         Fidelity Management          X
                   High Income    & Research Company
                    Portfolio
                -----------------------------------------------------------------------------------------------
                      VIP         Fidelity Management   X
                  Money Market    & Research Company
                    Portfolio
                -----------------------------------------------------------------------------------------------
                     VIP II       Fidelity Management                                          X
                   Contrafund     & Research Company
                    Portfolio



                -----------------------------------------------------------------------------------------------
                     VIP II       Fidelity Management                 X
                    Index 500     & Research Company
                    Portfolio
                -----------------------------------------------------------------------------------------------
                     VIP II       Fidelity Management          X
                   Investment     & Research Company
                   Grade Bond
                    Portfolio
===============================================================================================================
     Janus        Aspen Series           Janus                                                          X
                   Aggressive           Capital
  Denver, Co.        Growth           Corporation
                    Portfolio
                -----------------------------------------------------------------------------------------------
                  Aspen Series           Janus                                                 X
                     Growth             Capital
                    Portfolio         Corporation
                -----------------------------------------------------------------------------------------------
                  Aspen Series           Janus                                X
                  International         Capital
                     Growth           Corporation
                    Portfolio
                -----------------------------------------------------------------------------------------------
                  Aspen Series           Janus                                X
                    Worldwide           Capital
                     Growth           Corporation
                    Portfolio
===============================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    PRIMARY
   FUND GROUP         FUND              OBJECTIVE(S)              INVESTMENTS
=============== ================ ========================== ========================
      Alger      Alger American      Long-term capital        Equity securities of
    American         Growth            appreciation              large companies
 New York, N.Y.     Portfolio
                --------------------------------------------------------------------
                 Alger American      Long-term capital         Equity securities
                     MidCap            appreciation           within the range of
                     Growth                                      S&P MidCap 400
                    Portfolio                                        Index
                --------------------------------------------------------------------
                 Alger American      Long-term capital         Equity securities
                      Small            appreciation           within the range of
                 Capitalization                             Russell 2000 Growth and
                    Portfolio                               S&P SmallCo 600 Indexes
====================================================================================
    Fidelity          VIP             Reasonable income;       Income-producing
 Investments(R)  Equity-Income    also considers potential   equity securities and
  Boston, Mass.     Portfolio     for capital appreciation     debt obligations
                --------------------------------------------------------------------
                   VIP Growth       Capital appreciation         Common stocks
                    Portfolio
                --------------------------------------------------------------------
                      VIP            High current income         Lower-quality
                   High Income                                  debt securities
                    Portfolio
                --------------------------------------------------------------------
                      VIP                Income while             High-quality
                  Money Market      maintaining a stable     short-term securities
                    Portfolio         $1.00 share price
                --------------------------------------------------------------------
                     VIP II         Capital appreciation      Equity securities of
                   Contrafund                                   companies whose
                    Portfolio                                   value the fund's
                                                               owner believes is
                                                              not fully recognized
                                                                 by the public
                --------------------------------------------------------------------
                     VIP II           Total return that         Common stocks of
                    Index 500      corresponds to that of            S&P 500
                    Portfolio           S&P 500 Index
                --------------------------------------------------------------------
                     VIP II          High current income       Investment-grade
                   Investment                                 intermediate fixed
                   Grade Bond                                  income securities
                    Portfolio
====================================================================================
     Janus        Aspen Series      Long-term growth of     Nondiversified portfolio
                   Aggressive             capital               of common stocks
  Denver, Co.        Growth
                    Portfolio
                --------------------------------------------------------------------
                  Aspen Series       Long-term capital         Diversified common
                     Growth               growth                     stocks
                    Portfolio
                --------------------------------------------------------------------
                  Aspen Series        Long-term capital       Foreign and domestic
                  International            growth                 common stocks
                     Growth
                    Portfolio
                --------------------------------------------------------------------
                  Aspen Series        Long-term capital        Foreign issuers of
                    Worldwide              growth                 common stocks
                     Growth
                    Portfolio
====================================================================================

                                       ADVISER/       MONEY  FIXED  GROWTH  INTER-                  AGGRESSIVE
   FUND GROUP         FUND            SUBADVISER      MARKET INCOME INCOME NATIONAL BALANCED GROWTH   GROWTH
=============== ================ ==================== ====== ====== ====== ======== ======== ====== ==========
   Neuberger        Advisers       Neuberger Berman            X
     Berman        Management         Management/
                  Trust Limited    Neuberger Berman,
                  Maturity Bond          LLC
                    Portfolio
                -----------------------------------------------------------------------------------------------
 New York, N.Y.     Advisers       Neuberger Berman                                            X
                   Management         Management/
                 Trust Partners    Neuberger Berman,
                    Portfolio            LLC
                -----------------------------------------------------------------------------------------------
                    Advisers       Neuberger Berman                                            X
                   Management         Management/
                 Trust Socially    Neuberger Berman,
                   Responsive            LLC
                    Portfolio
===============================================================================================================
    Northstar       Emerging     Northstar Investment                                          X
                     Growth           Management
 Stamford, Conn.    Portfolio        Corporation
                -----------------------------------------------------------------------------------------------
                 Growth + Value  Northstar Investment                                                   X
                    Portfolio         Management
                                     Corporation/
                                    Navellier Fund
                                   Management, Inc.
                -----------------------------------------------------------------------------------------------
                   High Yield    Northstar Investment          X
                    Portfolio         Management
                                     Corporation
                -----------------------------------------------------------------------------------------------
                  International  Northstar Investment                         X
                 Value Portfolio      Management
                                  Corporation/Brandes
                                 Investment Partners,
                                         L.P.
                -----------------------------------------------------------------------------------------------
                  Multi Sector   Northstar Investment          X
                 Bond Portfolio       Management
                                     Corporation

===============================================================================================================
      OCC       OCC Accumulation        OpCap                                                  X
                  Trust Equity         Advisors
 New York, N.Y.     Portfolio
                -----------------------------------------------------------------------------------------------
                OCC Accumulation        OpCap                                 X
                  Trust Global         Advisors
                    Portfolio
                -----------------------------------------------------------------------------------------------
                OCC Accumulation        OpCap                                                  X
                  Trust Managed        Advisors
                    Portfolio
                -----------------------------------------------------------------------------------------------
                OCC Accumulation        OpCap                                                           X
                  Trust Small          Advisors
                 Cap Portfolio
===============================================================================================================
     Putnam          Putnam       Putnam Investment                   X
 Variable Trust   VT Growth and    Management, Inc.
                   Income Fund
                -----------------------------------------------------------------------------------------------
 Boston, Mass.       Putnam       Putnam Investment            X
                     VT New        Management, Inc.
                 Opportunities
                      Fund
                -----------------------------------------------------------------------------------------------
                     Putnam       Putnam Investment                                                     X
                 VT Voyager Fund   Management, Inc.
===============================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    PRIMARY
   FUND GROUP         FUND              OBJECTIVE(S)              INVESTMENTS
=============== ================ ========================== ========================
   Neuberger        Advisers        High current income       Investment-grade debt
     Berman        Management     consistent with low risk         securities
                  Trust Limited  to principal and liquidity
                  Maturity Bond
                    Portfolio
                --------------------------------------------------------------------
 New York, N.Y.     Advisers           Capital growth           Common stocks of
                   Management                                  medium- and large-
                 Trust Partners                                  capitalization
                    Portfolio                                      companies
                --------------------------------------------------------------------
                    Advisers             Long-term              Common stocks of
                   Management          capital growth          companies that meet
                 Trust Socially                                both financial and
                   Responsive                                    social criteria
                    Portfolio
====================================================================================
    Northstar       Emerging          Long-term capital          Small & Mid Cap
                     Growth             appreciation            equity securities
 Stamford, Conn.    Portfolio
                --------------------------------------------------------------------
                 Growth + Value       Long-term capital           Common stocks
                    Portfolio              growth



                --------------------------------------------------------------------
                   High Yield      High current yield and       High-yield bonds
                    Portfolio       capital appreciation

                --------------------------------------------------------------------
                  International      Long-term capital       International equities
                 Value Portfolio        appreciation



                --------------------------------------------------------------------
                  Multi Sector            Maximize            U.S. Government Bonds
                 Bond Portfolio        current income        Investment Grade Bonds
                                                                  Foreign Bonds
                                                                High Yield Bonds
====================================================================================
      OCC       OCC Accumulation       Long-term capital          Securities of
                  Trust Equity           appreciation             undervalued
 New York, N.Y.     Portfolio                                      companies
                --------------------------------------------------------------------
                OCC Accumulation      Long-term capital      Global investments in
                  Trust Global           appreciation           equity securities
                    Portfolio
                --------------------------------------------------------------------
                OCC Accumulation      Growth of capital         Common stocks,
                  Trust Managed                                 bonds and cash
                    Portfolio                                    equivalents
                --------------------------------------------------------------------
                OCC Accumulation    Capital appreciation     Equity securities of
                  Trust Small                                     companies under
                 Cap Portfolio                                     $1 billion
====================================================================================
     Putnam          Putnam            Capital growth &           Common stocks
 Variable Trust   VT Growth and         current income
                   Income Fund
                --------------------------------------------------------------------
 Boston, Mass.       Putnam         Capital appreciation          Common stocks
                     VT New
                 Opportunities
                      Fund
                --------------------------------------------------------------------
                     Putnam          Capital appreciation         Common stocks
                 VT Voyager Fund
====================================================================================



     For each Fund's expenses, see "Investment Advisory Fees and Fund Expenses". For additional information on the Funds, and performance information for each Sub-Account, see Appendix A.



CHARGES AGAINST THE ACCUMULATION VALUE

     The Accumulation Value of the Policy is subject to the Monthly Deduction charges. Except for the Monthly Mortality and Expense Risk Charge, we will deduct the Monthly Deduction each month from both the Fixed Accumulation Value and the Variable Accumulation Value on a proportionate basis depending on their relative Accumulation Values at that time. We will deduct the Monthly Mortality and Expense Risk Charge on a proportionate basis from each Sub-Account of the Variable Account depending on their relationship to the Variable Accumulation Value at that time. See "Deductions and Charges -- Monthly Deduction".


The Monthly Deduction includes:


     * A charge for the cost of insurance -- varies based on the Insured's sex, Age, Rate Class and Face Amount.


     * Monthly Administrative Charge -- currently $8.25 per month and guaranteed not to exceed $12.00 per month.

     * Monthly Mortality and Expense Risk Charge -- currently equal to 1/12 of .35% of the Variable Accumulation Value and guaranteed not to exceed 1/12 of .60% of the Variable Accumulation Value.

     * Monthly Amount Charge -- a monthly charge that varies by the Insured's Age and is assessed during the first 10 Policy Years (and first 10 years after a Face Amount increase). The maximum amount of this charge
          is          .

     * Any charges for optional insurance benefits -- vary depending upon the benefit(s) selected.

CHARGE UPON LAPSE OR TOTAL SURRENDER OF THE POLICY

     * We assess a Surrender Charge if your Policy lapses or if you surrender the Policy during the first 10 Policy Years (or during the first 10 years following a Face Amount increase).

     * We will determine the maximum Surrender Charge for the initial Face Amount and any requested increases in Face Amount on the Policy Date and on the effective date of any such requested increase.

     * The Surrender Charge for the initial Face Amount will depend on the initial Face Amount, the Insured's Age on the Policy Date, and the Insured's sex and Rate Class.


     * You do not pay this charge if the Policy remains in force during the entire relevant 10-year period. See "Deductions and Charges -- Surrender Charge".

SURRENDERS

          * In general, you will receive the Cash Surrender Value if you surrender the Policy.


          * To determine the Cash Surrender Value, we reduce your Accumulation Value by the Surrender Charge, if any, and any Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender".


PARTIAL WITHDRAWALS

          * Once each Policy Year, you can withdraw part of your Cash Surrender Value.


          * You will not incur a Surrender Charge, but partial withdrawals are subject to a processing charge (currently $10, guaranteed not to exceed $25). See "Surrender Benefits -- Partial Withdrawal".


LOANS

          * Depending on your state of residence, you can borrow up to 90% of your Policy's Cash Value less any existing Loan Amount.


          * Interest is payable in advance for each Policy Year and accrues daily at an effective annual rate that will not exceed 4.762%.

          * After the 10th Policy Year, we currently charge interest at an annual rate of 2.913% (guaranteed not to exceed 3.382%) on the portion of your Loan Amount that is not in excess of (1) the Accumulation Value, less (2) the total of all premiums paid net of all partial withdrawals.

          * We reserve the right to limit borrowing during the first Policy Year. See "Policy Loans".

TRANSFERS

          * Currently, you can transfer all or part of your Accumulation Value among the investment options.

          *    We currently allow up to 24 transfers per year.

          *    There are certain restrictions on transfers from the Fixed
               Account.

          * We currently assess no charge for transfers. However, we reserve the right to assess a maximum charge of $25 for each transfer. See "Transfers".

DEATH BENEFIT OVERVIEW

     You may choose one of two Death Benefit Qualification Tests for compliance with Code Section 7702's definition of "life insurance": (1) the Guideline Premium Test; and (2) the Cash Value Accumulation Test.


     You also can choose one of three Death Benefit Options:


     * Level Amount Option -- whereby the Death Benefit until Age 100 is the greater of the Face Amount or the corridor percentage of Accumulation Value;

     * Variable Amount Option -- whereby the Death Benefit until Age 100 is equal to the greater of the Face Amount plus the Accumulation Value, or the corridor percentage of Accumulation Value; or


     * Face Plus Premium Amount Option -- whereby the Death Benefit until Age 100 is the greater of the Face Amount plus premiums less withdrawals, or the corridor percentage of the Accumulation Value. See "Death Benefit".

     The Death Benefit until Age 100 under the Level Amount Option and the Variable Amount Option will never be less than the Face Amount as long as the Policy is in force and there is no Loan Amount or unpaid Monthly Deductions. The Death Benefit until Age 100 under the Face Plus Premium Amount Option may be less than Face Amount if cumulative withdrawals exceed cumulative premiums paid. After Age 100, the Death Benefit under all Death Benefit Options will be the Accumulation Value.


     We will reduce the proceeds payable upon the death of the Insured under any Death Benefit Option by any Loan Amount and any unpaid Monthly Deductions.

     Under certain circumstances, you may receive a part of the Death Benefit when the Insured has been diagnosed as having a terminal illness. See "Accelerated Benefit Rider".

ADJUSTING THE DEATH BENEFIT
     Although we reserve the right to limit Face Amount increases and decreases during the first two Policy Years, you have flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount. You cannot decrease the Face Amount below the Minimum Face Amount shown in the Policy. Any increase in the Face Amount may require additional evidence of insurability satisfactory to us and will result in additional charges. See "Death Benefit -- Requested Changes in Face Amount".

     Generally, you may also change the Death Benefit Option at any time after the second Policy Year. However you may not change to or from the Face Plus Premium Amount Option after the initial election. See "Death Benefit -- Change in Death Benefit Option".

     See "Death Benefit -- Insurance Protection" for a discussion of available techniques to adjust the amount of insurance protection to satisfy changing insurance needs.

DEATH BENEFIT GUARANTEE
     If you meet the requirements for the Death Benefit Guarantee, we will not lapse your Policy during the Death Benefit Guarantee Period even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. See "Death Benefit Guarantee".

LAPSE

     If the Death Benefit Guarantee is not in effect, the Policy will lapse if the Cash Surrender Value is less than the Monthly Deduction due and if you do not make a sufficient payment during the grace period of 61 days. See "Policy Lapse and Reinstatement".


TAXATION OF DEATH BENEFIT PROCEEDS
     Under current Federal tax law, as long as the Policy qualifies as life insurance the Death Benefit under the Policy will be subject to the same Federal income tax treatment as proceeds of traditional life insurance. Therefore, the Death Benefit should not be taxable income to the beneficiary. See "Federal Tax Matters -- Policy Proceeds".

TAXATION OF THE POLICY
     The Company intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Code. Under certain circumstances, a Policy could be treated as a "modified endowment contract." The Company will monitor Policies and will attempt to notify an owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. See "Federal Tax Matters" for further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract.


PART 2. DETAILED INFORMATION

RELIASTAR LIFE INSURANCE COMPANY

     ReliaStar Life Insurance Company is a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are a direct, wholly owned subsidiary of ReliaStar Financial Corp. We offer individual life insurance and annuities, employee benefits and retirement contracts. Our Home Office is at 20 Washington Avenue South, Minneapolis, Minnesota 55401 (telephone 612-372-5507).

     From time to time, we may publish in advertisements, sales literature, and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of many insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. We have been assigned a rating of A+ by A.M. Best, which is a rating assigned to companies demonstrating superior overall performance and a very strong ability to meet obligations to policyholders over a long period. Such ratings do not reflect the investment in the Variable Account.

     ReliaStar is a charter member of the Insurance Marketplace Standard Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

     On October 11, 1984, we established the SELECT*Life Variable Account as one of our separate accounts pursuant to the laws of the State of Minnesota.
The Variable Account:

     * will receive and invest the Net Premiums paid and allocated to it under this Policy;

     * currently receives and invests net premiums for other classes of flexible premium variable life insurance policies we issue and may do so for additional classes in the future;

     * meets the definition of a "separate account" under the federal securities laws; and

     * is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, us, or the Funds.

     We own the Variable Account's assets. However, Minnesota law provides that we cannot charge the Variable Account with liabilities arising out of any other business we may conduct. We are required to maintain assets which are at least equal to the reserves and other liabilities of the Variable Account. We may transfer assets which exceed these reserves and liabilities to our general account (the Fixed Account).

INVESTMENTS OF THE VARIABLE ACCOUNT

     There are currently 29 investment options (Funds) available under the Variable Account. However, we only permit you to participate in a maximum of 17 investment options over the lifetime of your

Policy. The Summary, "Additional Information on the Investments of the Variable Account" and Appendix A to this Prospectus describe the Funds currently offered. You also should read the Funds' prospectuses for more detailed information, particularly because several of the Funds and portfolios may have objectives that are quite similar. Please call the telephone number listed on the first page of this Prospectus to request a Fund's prospectus. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE(S).

PERFORMANCE INFORMATION

     Performance information for the Sub-Accounts of the Variable Account and the Funds available for investment by the Variable Account may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. Such performance information for the Sub-Accounts will reflect deductions of Fund expenses and be adjusted to reflect the Mortality and Expense Risk Charge, but will not reflect deductions for the cost of insurance or the Surrender Charge. We will accompany quotations of performance information for the Funds by performance information for the Sub-Accounts. Performance information for the Funds will take into account all fees and charges at the Fund level, but will not reflect any deductions from the Variable Account. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. We may provide performance information showing total returns and average annual total returns for periods prior to the date a Sub-Account commenced operation. We will calculate such performance information based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of charges at the Variable Account level that were in effect at the inception of the Sub-Accounts.

     Appendix A includes Sub-Account performance information for the most recent 1, 5, and 10-year periods. You should consider performance information in light of the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Sub-Account invests, and the market conditions during the given period of time. Do not consider performance information as a representation of what may be achieved in the future.

     We may also provide individualized hypothetical illustrations of Accumulation Value, Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. We will base these hypothetical illustrations on the actual historical experience of the Funds as if the Sub-Accounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

     We may compare performance of the Sub-Accounts and/or the Funds in advertisements and sales literature:

     *    to other variable life insurance issuers in general

     * to the performance of particular types of variable life insurance policies investing in mutual funds

     * to investment series of mutual funds with investment objectives similar to each of the Sub-Accounts, whose performance is reported by Lipper Analytical Services, Inc. and Morningstar, Inc. (independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis), or reported by other series, companies, individuals or other industry or financial publications of general interest, such as FORBES, MONEY, THE WALL STREET JOURNAL, BUSINESS WEEK, BARRON'S, KIPLINGER'S, and FORTUNE

     * to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance

     We may also compare the performance of each Sub-Account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

THE POLICIES

     The Policies are flexible premium variable life insurance contracts with death benefits, cash values, and other features of traditional life insurance contracts.

DEATH BENEFIT

     If the Insured dies while the Policy is in force, we will pay the Death Benefit reduced by any Loan Amount and unpaid Monthly Deductions. This amount is called the proceeds. We may pay all or part of the proceeds in cash to your beneficiaries or under one or more of the settlement options we offer (see "General Provisions -- Settlement Options").


DEATH BENEFIT QUALIFICATION TESTS

     You choose one of the two Death Benefit Qualification Tests for compliance with the Code Section 7702 definition of life insurance. These tests are the Cash Value Accumulation Test and the Guideline Premium Test. You cannot change this choice after issue.

     GUIDELINE PREMIUM TEST. The Death Benefit will be determined with reference to the requirements for the Guideline Premium test for qualifying a Policy as a life insurance contract under Code Section 7702(a) (2). Under these requirements, the sum of the premiums paid under a Policy may not exceed the "guideline premium limitations," as defined in Code Section 7702(a). The Death Benefit at any time is the Accumulation Value multiplied by the Corridor Percentages, which vary according to the Age of the Insured, (as defined in Code
Section 7702(d)).

                            CORRIDOR PERCENTAGE TABLE

                      CORRIDOR                             CORRIDOR                             CORRIDOR
 INSURED'S AGE ON   PERCENTAGE OF     INSURED'S AGE ON   PERCENTAGE OF     INSURED'S AGE ON   PERCENTAGE OF
  PREVIOUS POLICY   ACCUMULATION       PREVIOUS POLICY   ACCUMULATION       PREVIOUS POLICY   ACCUMULATION
    ANNIVERSARY         VALUE            ANNIVERSARY         VALUE            ANNIVERSARY         VALUE
 ----------------   -------------     ----------------   -------------     ----------------   -------------
   40 or younger        250%                 54               157                 68               117
        41              243                  55               150                 69               116
        42              236                  56               146                 70               115
        43              229                  57               142                 71               114
        44              222                  58               138                 72               113
        45              215                  59               134                 73               111
        46              209                  60               130                 74               109
        47              203                  61               128                75-90             105
        48              197                  62               126                 91               104
        49              191                  63               124                 92               103
        50              185                  64               122                 93               102
        51              178                  65               120                 94               101
        52              171                  66               119             95 or older          100
        53              164                  67               118

     CASH VALUE ACCUMULATION TEST. The Death Benefit will be the amount required for this Policy to be deemed "life insurance" based on the Accumulation Value, and the Cash Value Accumulation Test as defined in Code Section 7702(b). Generally, the Cash Value Accumulation Test requires that under the terms of a life insurance policy, the Death Benefit must be sufficient so that the Accumulation Value does not at any time exceed the net single premium required to fund the future benefits under the Policy. The net single premiums under the Policy vary according to the Age, sex, and underwriting classification of the Insured, and the resulting Death Benefit determined by using the net single premium will be at least equal to the amount required for the Policy to be deemed life insurance under Code Section 7702. The net single premium is calculated using a 4% interest rate and using the guaranteed mortality charges as of the time the Policy is issued.


WHICH DEATH BENEFIT QUALIFICATION TEST TO CHOOSE

     The Cash Value Accumulation Test does not limit the amount of premium that may be paid into a Policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the Cash Value Accumulation Test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test than under the Guideline Premium Test.


     The Guideline Premium Test limits the amount of premium that may be paid into a Policy. If you do not desire to pay premiums in excess of the Guideline Premium Test limitations, you should consider the Guideline Premium Test.

DEATH BENEFIT OPTIONS

     The Policy provides three Death Benefit Options as shown below. You choose the Death Benefit Option on the application for the Policy. Subject to certain limitations, you can change the Death Benefit Option after issuance of the Policy. See "Death Benefit -- Change in Death Benefit Option".

     (OPTION A.) Level Amount Option. The Death Benefit is the greater of the current Face Amount of the Policy or the Corridor Percentage of Accumulation Value on the Valuation Date on or next following the date of the Insured's death. Under Option A, the Death Benefit will remain level unless the corridor percentage of Accumulation Value exceeds the current Face Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies.

     (OPTION B.) Variable Amount Option. The Death Benefit is equal to the greater of the current Face Amount plus the Accumulation Value of the Policy, or the corridor percentage of the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. Under Option B, the amount of the Death Benefit will always vary as the Accumulation Value varies.

     (OPTION C.) Face Amount Plus Premium Amount Option. The Death Benefit is equal to the greater of the Face Amount plus premiums less withdrawals, or the Corridor Percentage of the Accumulation Value on the Valuation Date following the date of the Insured's death. Under Option C, the amount of the Death Benefit will vary as the premiums are paid or withdrawals are made, or if the Corridor Percentage of the Accumulation Value exceeds the current Face Amount.


WHICH DEATH BENEFIT OPTION TO CHOOSE

     If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose the Variable Amount Option. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulation Value and lower cost of insurance charges, you should choose the Level Amount Option. If you require a specific Death Benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, Option C may meet your needs.


REQUESTED CHANGES IN FACE AMOUNT
     Subject to certain limitations, you may request an increase or decrease in the Face Amount. We reserve the right to limit increases and decreases in the Face Amount during the first two Policy Years.

     INCREASES. For an increase in the Face Amount, you must submit a written request to us. We may also require additional evidence of insurability satisfactory to us. The effective date of the increase will be the Monthly Anniversary on or next following our approval of the increase. The increase may not be less than $5,000. We will currently permit increases up to the Insured's Age 85, if our requirements are met. We will deduct any charges associated with the increase (the increases in the cost of insurance and the Surrender Charge upon lapse or total surrender -- see "Effect of Requested Changes in Face Amount" below) from the Accumulation Value, whether or not you pay an additional premium in connection with the increase. You will be entitled to limited free look rights with respect to requested increases in Face Amount.
See "Free Look Rights".

     DECREASES. For a decrease in the Face Amount, you must submit a written request to us. Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following our receipt of a written request. You cannot request a decrease in the Face Amount more frequently than once every six months. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under our current rules, the Minimum Face Amount is $25,000, but we reserve the right to establish a different Minimum Face Amount in the future. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under Federal tax law (see "Federal Tax Matters -- Policy Proceeds"), we will limit the decrease to the extent necessary to meet these requirements.

     For purposes of determining the cost of insurance, we will apply decreases in the Face Amount to reduce the current Face Amount in the following order:

     (1)  The Face Amount provided by the most recent increase;

     (2)  The next most recent increases successively; and

     (3)  The Face Amount when the Policy was issued.

     By reducing the current Face Amount in this manner, the Rate Class applicable to the most recent increase in Face Amount will be eliminated first, then the Rate Class applicable to the next most recent increase, and so on, for the purposes of calculating the cost of insurance. This assumption will affect the cost of insurance under the Policy only if different Rate Classes have been applied to the current Face Amount. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk (for example, a 200% Rate Class or a 300% Rate Class). In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a substandard Rate Class with higher mortality risks. See "Deductions and Charges -- Monthly Deduction".

     For example, assume that the initial Face Amount was $50,000 with a standard Rate Class, and that successive increases of $25,000 (at a Rate Class of 200%) and $50,000 (at a Rate Class of 300%) were added. If a decrease of $50,000 or less is requested, the amount of insurance at a 300% Rate Class will be reduced first. If a decrease of more than $50,000 is requested, the amount at a 300% Rate Class will be eliminated, and the excess over $50,000 will next reduce the amount of insurance at a 200% Rate Class.


     EFFECT OF REQUESTED CHANGES IN FACE AMOUNT. An increase or decrease in Face Amount will affect the Monthly Deduction because the cost of insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction". An increase in the Face Amount will increase the Surrender Charge and Monthly Amount Charge, but a decrease in the Face Amount will not reduce the Surrender Charge or the Monthly Amount Charge. The Surrender Charge is, however, imposed only upon lapse or total surrender of the Policy and not upon a requested decrease in Face Amount. See "Deductions and Charges -- Surrender Charge".


     An increase in the Face Amount will increase the Minimum Monthly Premium as of the effective date of the increase. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premium as of the effective date of the decrease. A Face Amount decrease may also shorten the Death Benefit Guarantee Period if a term insurance rider is attached. See "Death Benefit Guarantee".

     The additional Surrender Charge on a requested increase in the Face Amount will reduce the Cash Surrender Value (which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions). If the resulting Cash Surrender Value is not sufficient to cover the Monthly Deduction, the Policy may lapse unless the Death Benefit Guarantee is in effect. See "Policy Lapse and Reinstatement -- Lapse" and "Death Benefit Guarantee".

INSURANCE PROTECTION
     As your insurance needs change, you may increase or decrease the pure insurance protection provided by the Policy (that is, the difference between the Death Benefit and the Accumulation Value) in one of several ways. These ways include increasing or decreasing the Face Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a partial withdrawal under the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:


     (1) A decrease in the Face Amount will, subject to the corridor percentage limitations (see "Death Benefit -- Death Benefit Options"), decrease the pure insurance protection without reducing the Accumulation Value. If the Face Amount is decreased, the Cost of Insurance charges generally will decrease as well. (Note that the Surrender Charge will not be reduced. See "Deductions and Charges -- Surrender Charge".)

     (2) An increase in the Face Amount (which is generally subject to underwriting approval -- see "Death Benefit -- Requested Changes in Face Amount") will likely increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the resultant corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

     (3) A partial withdrawal will reduce the Death Benefit. See "Surrender Benefits -- Partial Withdrawal". However, it has a limited effect on the amount of pure insurance protection and charges under the Policy, because the decrease in the Death Benefit is usually equal to the amount of Accumulation Value withdrawn. The primary use of a partial withdrawal is to withdraw Accumulation Value. Furthermore, it results in a reduced amount of Accumulation Value and increases the possibility that the Policy will lapse.

     (4) Under the Level Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, (a) an increased level of premium payments will reduce the amount of pure insurance protection, and (b) a reduced level of premium payments will increase the amount of pure insurance protection.

     (5) Under the Variable Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount plus the Accumulation Value, the level of premium payments will not affect the amount of pure insurance protection. (However, both the Accumulation Value and the Death Benefit will be increased if premium payments are increased, and reduced if premium payments are reduced.)

     (6) Under the Face Plus Premium Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, the level of premium payments will affect the amount of pure insurance protection.

     (7) Under any Death Benefit Option, if the Death Benefit is the corridor percentage of Accumulation Value, then (a) an increased level of premium payments will increase the amount of pure insurance protection (subject to underwriting approval -- see "Payment and Allocation of Premiums -- Amount and Timing of Premiums"), and (b) a reduced level of premium payments will reduce the pure insurance protection.

     YOU SHOULD CONSIDER THE TECHNIQUES DESCRIBED IN THIS SECTION FOR CHANGING THE AMOUNT OF PURE INSURANCE PROTECTION UNDER THE POLICY (FOR EXAMPLE, CHANGING THE FACE AMOUNT, MAKING A PARTIAL WITHDRAWAL, AND CHANGING THE AMOUNT OF PREMIUM PAYMENTS) TOGETHER WITH THE OTHER RESTRICTIONS AND CONSIDERATIONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS.

CHANGING THE DEATH BENEFIT OPTION

     After the first two Policy Years, you may change the Death Benefit Option except that we do not permit changes to or from the Face Amount Plus Premium Amount Option. You must submit a written request to change the Death Benefit Option. A change in the Death Benefit Option will also change the Face Amount. If the Death Benefit Option is changed from the Level Amount Option to the Variable Amount Option, the Face Amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. You cannot change from the Level Amount Option to the Variable Amount Option if the resulting Face Amount would fall below the minimum Face Amount (currently $25,000).


     If you request to change the Death Benefit Option from the Variable Amount Option to the Level Amount Option, we will increase the Face Amount by an amount equal to the Policy's Accumulation Value on the effective date of the change.

     An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the future Monthly Deductions because the cost of insurance depends upon the Face Amount. A change in the Face Amount resulting from a change in the Death Benefit Option may also affect the charge for certain optional insurance benefits. See "Deductions and Charges -- Monthly Deduction". However, a Face Amount change resulting from a Death Benefit Option change will not affect the Surrender Charge.

     Changes in the Death Benefit Option do not currently require additional evidence of insurability.

ACCELERATED BENEFIT RIDER

     Under certain circumstances, the Accelerated Benefit Rider allows a Policy owner to accelerate benefits from the Policy that we otherwise would pay upon the Insured's death. The benefit may vary state-by-state and you should consult your registered representative as to whether and to what extent the rider is available in a particular state and on any particular Policy. Generally, we will provide an Accelerated Benefit if the Insured has a terminal illness that will result in the death of the Insured within 12 months, as certified by a physician. The Accelerated Benefit will not be more than 50% of the amount that would be payable at the death of the Insured. The Accelerated Benefit will first be used to pay off any outstanding Policy loans and interest due. The remainder of the Accelerated Benefit will be paid in a lump sum to the Policy owner. Limitations, as described in the Accelerated Benefit Rider, may apply.

     We will establish a lien against the Policy for the amount of the Accelerated Benefit plus an administrative charge, plus interest on the lien. We will first use any proceeds from the Policy to repay this lien. We will reduce the your access to the Cash Value by the amount of the lien. We also will reduce the proceeds payable to the beneficiary by the amount of the lien. We will assess an administrative charge of up to $300 at the time the we pay the Accelerated Benefit. The Accelerated Benefit will not affect the premium payable on the Policy. Receipt of a benefit under the Accelerated Benefit Rider may give rise to Federal or state income tax. Consult a competent tax adviser for further information.

     The above information is not a complete summary of the Rider. All of the terms and provisions of the Accelerated Benefit Rider are set forth in the Rider and you should refer to the Rider in order to fully ascertain its benefits and limitations.

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUING THE POLICY
     An individual applying for a Policy must complete an application and personally deliver it to our licensed agent. We will only issue a Policy to an applicant Age 85 or less who supplies evidence of insurability satisfactory to us. The minimum Face Amount is currently $25,000, but we reserve the right to specify a different minimum Face Amount for issuing a new Policy. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason permitted by law.

     SPONSORED MARKET PLANS. Individuals may purchase a Policy under sponsored arrangements where permitted by state law. A "sponsored arrangement" includes an arrangement where an employer permits group solicitation of its employees or an association permits group solicitations of its members for the purchase of Policies on an individual basis.

     We individually underwrite all participants in sponsored arrangements. Persons purchasing under a sponsored arrangement may apply for simplified underwriting. If we approve such simplified underwriting, the cost of insurance may increase as a result of higher than anticipated mortality experience. However, any such increase will not cause the cost of insurance charge to exceed the guaranteed rates set forth in the Policy.

     COVERAGE. Coverage under a Policy begins on the later of the Issue Date or the date we receive at least the minimum initial premium (see immediately following section). In general, if the applicant pays at least the minimum initial premium with the application, the Issue Date will be the later of the date of the application or the date of any medical examination required by our underwriting procedures. However, if underwriting approval has not occurred within 45 days after we receive the application or if you authorize premiums to be paid by bank account monthly deduction, the Issue Date will be the date of underwriting approval.

     If you authorize premiums to be paid by government allotment, the Issue Date generally will be, subject to our underwriting approval, the first day of the month in which we receive the first Minimum Monthly Premium through government allotment, whether or not a Minimum Monthly Premium is collected with the application. If a Minimum Monthly Premium is collected with the application, it will be allocated to the Sub-Accounts of the Variable Account and the Fixed Account on the Valuation Date next following the Issue Date.

     MINIMUM INITIAL PREMIUM. The minimum initial premium is three Minimum Monthly Premiums (see "Death Benefit Guarantee"). If, however, you authorize premiums to be paid by bank account monthly deduction or government allotment, we will accept one Minimum Monthly Premium together with the required authorization forms. The Minimum Monthly Premium is specified in the Policy and determines the payments required to maintain the Death Benefit Guarantee.


ALLOCATING PREMIUMS

     We will credit the initial Net Premium and any premiums received prior to the Initial Premium Transfer Date to the Fidelity VIP Money Market Sub-Account on the later of the Policy Date or the date we receive your premium. On the Initial Premium Transfer Date (15 days after we issue the Policy), we will transfer the Variable Accumulation Value in the Fidelity VIP Money Market Sub-Account to the Fixed Account and the Sub-Accounts of the Variable Account as you designated on the Policy application. After the Initial Premium Transfer Date, we credit premiums to the Fixed Account and the Sub-Accounts of the Variable Account as you designated on the Policy application.


     You may change the premium allocation at any time by notifying us in writing. Changes will not be effective until the date we receive your request and will only affect premiums we receive on or after that date. The new premium allocation may be 100% to any Account or divided in whole percentage points totaling 100%. We reserve the right to adjust any allocation to eliminate fractional percentages. Changing the current premium allocation will not affect the allocation of existing Accumulation Value.


     CREDITING NET PREMIUMS. We will credit Net Premiums on the latest of the following dates:

     *    The Valuation Date following the date of underwriting approval.

     *    The Valuation Date on or next following the Policy Date.

     * The Valuation Date on or next following the date we receive at least the required minimum initial premium payment.

     * In the case of Policies issued under government allotment programs, the Valuation Date next following the Issue Date.

     REFUNDING PREMIUM. We will return all premiums paid without interest if any of the following occur:

     *    We send notice to the applicant that the insurance is declined.

     *    The applicant refuses an offer for an alternative policy.

     * The applicant does not supply required medical exams or tests within 30 days of the date of the application.

     * The applicant returns the Policy under the limited free look right. See "Free Look and Conversion Rights -- Free Look Rights".


AMOUNT AND TIMING OF PREMIUMS
     The amount and frequency of premium payments will affect the Accumulation Value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect -- see "Death Benefit Guarantee"). After the initial premium, you may determine the amount and timing of subsequent premium payments within the following restrictions:

     * In most cases, we will require that you pay cumulative premiums sufficient to maintain the Death Benefit Guarantee to keep the Policy in force during at least the first several Policy Years. See "Death Benefit Guarantee."

     *    We may choose not to accept any premium less than $25.

     * We reserve the right to limit the amount of any premium payment. In general, during the first Policy Year we will not accept total premium payments in excess of $250,000 on the life of any Insured, whether such payments are received on a Policy or on any other insurance policy issued by us or our affiliates. Also, we will not accept any premium payment in excess of $50,000 on any Policy after the first Policy Year. We may waive any of these premium limitations.

     * We may require additional evidence of insurability satisfactory to us if any premium would increase the difference between the Death Benefit and the Accumulation Value (that is, the net amount at risk). A premium payment would increase the net amount at risk if at the time of payment the Death Benefit would be based upon the applicable corridor percentage of Accumulation Value. See "Death Benefit -- Death Benefit Options".

     * In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium payments allowed for life insurance under Section 7702 of the Code. If at any time you pay a premium that would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any part of the premium in excess of that amount, and we will not accept further premiums until allowed by the current maximum premium limitations.

     * You may pay additional premiums (other than Planned Periodic Premiums) at any time while the Policy is in force. We may limit the number and amount of these additional payments.

     * If you want to make a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which you can pay into the Policy. See "Federal Tax Matters -- Policy Proceeds".

PLANNED PERIODIC PREMIUMS
     You may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. You may pay Planned Periodic Premiums annually, semi-annually, quarterly or, if you choose, you can pay the Planned Periodic Premiums by bank account monthly deduction or government allotment.

     Your Policy will show the amount and frequency of your initial Planned Periodic Premium. You may change the Planned Periodic Premium at any time by written request. We may limit the amount of any increase. Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy. On the other hand, making Planned Periodic Premium payments will not guarantee that the Policy remains in force. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement".

PAYING PREMIUMS BY MAIL
     You may pay Planned Periodic Premiums and Unscheduled Additional Premiums to the Company by mailing the payments to:

     ReliaStar Life Insurance Company
     P.O. Box 1880
     Minneapolis, Minnesota 55480-1880


DEATH BENEFIT GUARANTEE

     If you meet the requirements described below, we guarantee that we will not lapse the Policy even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. This feature of the Policy is called the "Death Benefit Guarantee". Each Policy will specify the Death Benefit Guarantee Period. For a standard rated Policy without any term insurance riders the Death Benefit Guarantee Period expires at the Insured's Age 65 or five Policy Years if longer. The Death Benefit Guarantee Period is shorter for substandard rated policies or if any term insurance rider is attached.

     In general, the two most significant benefits from the Death Benefit Guarantee are as follows:


     * First, during the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Policy. See "Policy Lapse and Reinstatement". This occurs because the Surrender Charge usually exceeds the Accumulation Value in these years. In this regard, you should consider that if you request an increase in Face Amount, an additional Surrender Charge would apply for the 10 years following the increase, which could create a similar possibility of lapse as exists during the early Policy Years.


     * Second, to the extent the Cash Surrender Value declines due to poor investment performance, or due to an additional Surrender Charge after a requested increase, the Cash Surrender Value may not be sufficient even in later Policy Years to cover the Monthly Deduction, so that the Death Benefit Guarantee may also be necessary in later Policy Years to avoid lapse of the Policy.

Thus, even though the Policy permits premium payments that are less than the Minimum Monthly Premiums, you may lose the significant protection provided by the Death Benefit Guarantee by paying less than the Minimum Monthly Premiums.


REQUIREMENTS FOR THE DEATH BENEFIT GUARANTEE
     The Death Benefit Guarantee will be in effect if the sum of all premiums paid minus any partial withdrawals and any loans are equal to or greater than the sum of the Minimum Monthly Premiums since the Policy Date. You must satisfy the requirements for the Death Benefit Guarantee as of each Monthly Anniversary, even though you do not have to pay premiums monthly.


     EXAMPLE: The Policy Date is January 1, 2000. The Minimum Monthly Premium is $100 per month. No Policy loans or partial withdrawals are taken and no Face Amount changes have occurred.


   Case 1. You pay $100 each month. The Death Benefit Guarantee is maintained.


   Case 2. You pay $1,000 on January 1, 2000. The $1,000 maintains the Death
           Benefit Guarantee without your paying any additional premiums for the next 10 months (through October 31, 2000). However, you must pay at least $100 by November 1, 2000 to maintain the Death Benefit Guarantee through November 30, 2000.


     We will determine (and the Policy will indicate) the amount of the initial Minimum Monthly Premium at issuance of the Policy. The initial Minimum Monthly Premium will depend upon the Insured's sex, Age at issue, Rate Class, optional insurance benefits added by rider, and the initial Face Amount.

     The following Policy changes may change the Minimum Monthly Premium:

     * A requested increase or decrease in the Face Amount (see "Death Benefit -- Requested Changes in Face Amount").

     * A change in the Death Benefit Option (see "Death Benefit -- Change in Death Benefit Option").

     * The addition or termination of a Policy rider (see "General Provisions -- Optional Insurance Benefits").

We will notify you in writing of any changes in the Minimum Monthly Premium.


     If you have not made sufficient premium payments to maintain the Death Benefit Guarantee as of any Monthly Anniversary, we will send you notice of the premium payment required to maintain the Death Benefit Guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Death Benefit Guarantee will terminate. You can reinstate the Death Benefit Guarantee within the first 5 Policy Years by paying any past due Minimum Monthly Premiums. After the first 5 Policy Years, a lapsed Death Benefit Guarantee cannot be reinstated.


     Even if the Death Benefit Guarantee terminates, the Policy will not necessarily lapse. For a discussion of the circumstances under which the Policy may lapse, see "Policy Lapse and Reinstatement".


ACCUMULATION VALUE

     The Accumulation Value of the Policy (that is, the total value attributable to a specific Policy in the Variable Account and the Fixed Account) is equal to the sum of the Variable Accumulation Value (the value attributable to the Variable Account) plus the Fixed Accumulation Value (the value attributable to the Fixed Account). You should distinguish the Accumulation Value from the Cash Surrender Value that would actually be paid to you upon total surrender of the Policy, which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender". You should also distinguish the Accumulation Value from the Cash Value, which determines the amount available for Policy loans, and is the Accumulation Value less any Surrender Charge. See "Policy Loans."

     The Variable Accumulation Value will generally vary daily and will increase or decrease to reflect the investment performance of the Funds in which Sub-Accounts of the Variable Account have been invested.

     We will increase the Variable Accumulation Value by:

     *    any Net Premiums credited to the Variable Account, and

     *    any transfers from the Fixed Account.

     We will reduce the Variable Accumulation Value by:

     *    the Monthly Deduction attributable to the Variable Account,

     *    partial withdrawals from the Variable Account,

     * any transfer and partial withdrawal charges attributable to the Variable Account, and

     * any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred from the Variable Account to the Fixed Account as security for Policy loans -- see "Policy Loans").

     We will increase the Fixed Accumulation Value by:

     *    any Net Premiums credited to the Fixed Account,

     * any interest credited to the Fixed Account (determined at our discretion, but guaranteed not to be less than 3%), and

     * any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred to the Fixed Account as security for Policy loans -- see "Policy Loans").

     We will reduce the Fixed Accumulation Value by:

     *    the Monthly Deduction attributable to the Fixed Account,

     *    partial withdrawals from the Fixed Account,

     * any transfer and partial withdrawal charges attributable to the Fixed Account, and

     *    any amounts transferred from the Fixed Account to the Variable
          Account.

     See Appendix C for a detailed discussion of the calculation of Accumulation Value. Appendix D includes an illustration of various Accumulation Values, Cash Surrender Values, and Death Benefits, assuming different levels of premium payments and various investment returns for selected Ages and Face Amounts.

SPECIALIZED USES OF THE POLICY
     Because the Policy provides for an accumulation of Cash Surrender Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of the Sub-Accounts to which Accumulation Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulation Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulation Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Sub-Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Federal Tax Matters".


DEDUCTIONS AND CHARGES

     We deduct certain charges in connection with the Policy to compensate us for (1) providing the insurance benefits of the Policy (including any riders),
(2) administering the Policy, (3) assuming certain risks in connection with the Policy, and (4) incurring expenses in distributing the Policy.

     We deduct one of these charges from each premium payment. We deduct certain other charges monthly from both the Fixed Account and the Variable Account, or from the Variable Account only. We also assess a charge for each partial withdrawal and we may assess a charge for each transfer.

     We may realize a profit on one or more of these charges, such as the mortality and expense risk charge. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

PREMIUM EXPENSE CHARGE

     We deduct the Premium Expense Charge from each premium payment. The Premium Expense Charge equals 5.00% of each premium payment. The amount remaining after we deduct the Premium Expense Charge is called the Net Premium.


MONTHLY DEDUCTION
     We deduct the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

     We will deduct the Monthly Deduction on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, we reduce the Fixed Accumulation Value by the Loan Amount. Because the cost of insurance portion of the Monthly Deduction can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

     If the Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary, the Policy may lapse. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement".

     COST OF INSURANCE. We will determine the monthly cost of insurance by multiplying the applicable cost of insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (1) the Death Benefit at the beginning of the Policy Month divided by
1.002466 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3%), less (2) the Accumulation Value at the beginning of the Policy Month (reduced by any charges for rider benefits). As a result, the net amount at risk may be affected by changes in the Accumulation Value or in the Death Benefit.

     The Rate Class of an Insured may affect the cost of insurance. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a Rate Class with higher mortality risks.

     If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the initial Face Amount or any prior requested increases in Face Amount, the net amount at risk will be calculated separately for each Rate Class. For purposes of determining the net amount at risk for each Rate Class, we will first assume the Accumulation Value to be part of the initial Face Amount. If the Accumulation Value is greater than the initial Face Amount, it will then be assumed to be part of each increase in order, starting with the first increase.

     We base cost of insurance rates on the sex, Age, Policy Year and Rate Class(es) of the Insured. The actual monthly cost of insurance rates will reflect our expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates shown in the Policy, which are based on the Commissioner's 1980 Standard Ordinary Mortality Tables for smokers or nonsmokers, respectively.


     MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct an administrative charge of $8.25 which is guaranteed not to exceed $12.00 each month.

     MONTHLY AMOUNT CHARGE. Each month during the first 10 Policy Years (and for 10 years following any requested increase in Face Amount) we will deduct a monthly charge per $1,000 of Face Amount. The amount of this charge will vary by the Insured's Age on the Policy Date (or on the effective date of any Face Amount increase). These Monthly Amount Charges are shown in Appendix F. Any decreases in Face Amount or any change in Face Amount resulting from a change in the Death Benefit Option will not affect the Monthly Amount Charge. The maximum amount of this charge is for Insureds of Age 85.

     MONTHLY MORTALITY AND EXPENSE RISK CHARGE. Each month we will deduct a charge currently equal to 1/12 of .35% of the Variable Accumulation Value (minus the portion of the following charges taken from the Variable Accumulation Value: the cost of insurance charge, the Monthly Amount Charge, the Monthly Administrative Charge, and the cost of any riders). We guarantee that the Mortality and Expense Risk Charge will not exceed 1/12 of
 .60% of the Variable Accumulation Value for the duration of the Policy. The mortality and expense risk we assume is that our Cost of Insurance charges and other expense charges are not sufficient to cover our costs of death benefits, and any other expenses incurred in issuing and administering the Policies.


     OPTIONAL INSURANCE BENEFIT CHARGES. Each month we deduct charges for any optional insurance benefits added to the Policy by rider. See "General Provisions -- Optional Insurance Benefits".

SURRENDER CHARGE

     GENERAL. During the first 10 years the Policy is in force and the first 10 years following a requested increase in the Face Amount, there is a Surrender Charge if you surrender the Policy or the Policy lapses. We will determine the maximum Surrender Charge for the initial Face Amount or any requested increase in Face Amount on the Policy Date or on the effective date of any requested increase. The Surrender Charge for the initial Face Amount reduces in equal monthly increments until it becomes zero at the end of 10 years. For any requested increase in Face Amount, an additional Surrender Charge begins at zero, increases in equal monthly increments until it reaches the maximum after three years, and then reduces in equal monthly increments until it becomes zero at the end of 10 years. Thus if the Policy remains in force during the entire relevant 10-year period, you do not pay the Surrender Charge. The Surrender Charge will vary depending on the Insured's Age, sex, and Rate Class on the Policy Date or on the effective date of an increase in Face Amount.

     The Surrender Charge for the initial Face Amount or any requested increase in Face Amount is determined by multiplying (1) the applicable Surrender Charge per $1,000 of Face Amount from Appendix E by (2) the initial Face Amount or the Face Amount of the increase, as applicable, and by (3) the applicable percentage from the Surrender Charge Percentage Table below, and then dividing this amount by 1000.

     EXAMPLE. The following example illustrates how we determine the Surrender Charge. Assume that a male, Age 35 buys a Policy with an initial Face Amount of $100,000 and surrenders the Policy during the third Policy Year.


     Based on these assumptions, the Surrender Charge will be the result of
multiplying (1) $       (from Appendix E for a male Age 35) by (2) $100,000 (the
initial Face Amount) and by (3) 70% (the applicable percentage from the Surrender Charge Percentage Table), and then dividing by 1000, which results in
a Surrender Charge of $        (($ x $100,000 x 70%) / 1000).


     The additional Surrender Charge for requested increases in Face Amount will be calculated in the same manner as illustrated in the example above, except that the different Surrender Charge Percentages apply for requested increases in Face Amount.

                        SURRENDER CHARGE PERCENTAGE TABLE

                                        THE FOLLOWING PERCENTAGES OF THE
                                     SURRENDER CHARGE WILL BE PAYABLE FOR:
IF SURRENDER OR LAPSE OCCURS IN
THE LAST MONTH OF POLICY YEAR:*   INITIAL FACE AMOUNT   FACE AMOUNT INCREASES
-------------------------------   -------------------   ---------------------
               0                          100%                     0%
               1                           90%                  23.3%
               2                           80%                  46.7%
               3                           70%                    70%
               4                           60%                    60%
               5                           50%                    50%
               6                           40%                    40%
               7                           30%                    30%
               8                           20%                    20%
               9                           10%                    10%
               10                           0%                     0%

*For requested increases, years are measured from the date of the increase.

     MONTANA RESIDENTS. Appendix D, Appendix E, Appendix F and the preceding illustrations of the Surrender Charge do not apply to Policies issued in Montana. The Insured's sex does not affect the Surrender Charge applied to Policies issued in Montana. Therefore, the Surrender Charge made on Policies issued in Montana will differ from the charge made in other states.


PARTIAL WITHDRAWAL AND TRANSFER CHARGES
     We currently make no charge for transfers and assess a $10.00 charge for each partial withdrawal. These charges are guaranteed not to exceed $25.00 per transfer or partial withdrawal for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of conversion rights.

INVESTMENT ADVISORY FEES AND FUND EXPENSES
     Because the Variable Account purchases shares of the Funds, the net asset value of the Variable Account's investments will reflect the investment advisory fees and other expenses incurred by the Funds. Set forth below is information provided by each Fund on its total 1998 annual expenses as a percentage of the Fund's average net assets. See the prospectuses for the Funds for more information concerning these expenses.

EXPENSES


                                                                                        TOTAL INVESTMENT
                                                                MANAGEMENT    OTHER       FUND AMOUNT
FUND                                                               FEES      EXPENSES       EXPENSES
--------------------------------------------------------------  ----------   --------   ----------------
Alger American Growth Portfolio (a) ..........................     0.___%      0.___%        0.___%
Alger American MidCap Growth Portfolio (a) ...................     0.___%      0.___%        0.___%
Alger American Small Capitalization Portfolio (a) ............     0.___%      0.___%        0.___%
Fidelity VIP Equity-Income Portfolio (a) (b) .................     0.___%      0.___%        0.___%
Fidelity VIP Growth Portfolio (a) (b) ........................     0.___%      0.___%        0.___%
Fidelity VIP High Income Portfolio (a) .......................     0.___%      0.___%        0.___%
Fidelity VIP Money Market Portfolio ..........................     0.___%      0.___%        0.___%
Fidelity VIP II Contrafund Portfolio (a) (b) .................     0.___%      0.___%        0.___%
Fidelity VIP II Index 500 Portfolio (a) (c) ..................     0.___%      0.___%        0.___%
Fidelity VIP II Investment Grade Bond Portfolio (a) ..........     0.___%      0.___%        0.___%
Janus Aggressive Growth Portfolio (a) (d) ....................     0.___%      0.___%        0.___%
Janus Growth Portfolio (a) (d) ...............................     0.___%      0.___%        0.___%
Janus International Growth Portfolio (a) (d) .................     0.___%      0.___%        0.___%
Janus Worldwide Growth Portfolio (a) (d) .....................     0.___%      0.___%        0.___%
Neuberger Berman Advisers Management Trust Limited
 Maturity Bond Portfolio (a) (e) .............................     0.___%      0.___%        0.___%
Neuberger Berman Advisers Management Trust Partners
 Portfolio (a) (e) ...........................................     0.___%      0.___%        0.___%
Neuberger Berman Advisers Management Trust Socially
 Responsive Portfolio (e) (f) ................................     0.___%      0.___%        0.___%
Northstar Galaxy Trust Emerging Growth Portfolio (g) .........     0.___%      0.___%        0.___%
Northstar Galaxy Trust Growth + Value Portfolio (g) ..........     0.___%      0.___%        0.___%
Northstar Galaxy Trust High Yield Bond Portfolio (g) .........     0.___%      0.___%        0.___%
Northstar Galaxy Trust International Value Portfolio (g) .....     0.___%      0.___%        0.___%
Northstar Galaxy Trust Multi-Sector Bond Portfolio (g) .......     0.___%      0.___%        0.___%
OCC Equity Portfolio (a) (h) .................................     0.___%      0.___%        0.___%
OCC Global Equity Portfolio (a) (h) ..........................     0.___%      0.___%        0.___%
OCC Managed Portfolio (a) (h) ................................     0.___%      0.___%        0.___%
OCC Small Cap Portfolio (a) (h) ..............................     0.___%      0.___%        0.___%
Putnam VT Growth and Income Fund .............................     0.___%      0.___%        0.___%
Putnam VT New Opportunities Fund .............................     0.___%      0.___%        0.___%
Putnam VT Voyager Fund .......................................     0.___%      0.___%        0.___%


     (a) The Company or its affiliates may receive compensation from an affiliate or affiliates of certain of the Funds based upon an annual percentage of the average net assets held in that Fund by the Company and by certain of the Company's insurance company affiliates. These amounts are intended to compensate the Company or the Company's affiliates for administrative, record keeping, and in some cases distribution, and other services provided by the Company and its affiliates to Funds and/or the Funds' affiliates. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders. The percentage paid may vary from one Fund company to another.


     (b) A portion of the brokerage commissions that certain funds pay was used to reduce Fund expenses. In addition, certain Funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances, were used to reduce custodian expenses. Including these reductions, the Total Investment Fund Annual
          Expenses presented in the table would have been:    % for Fidelity VIP
          Equity-Income Portfolio;     % for Fidelity VIP Growth Portfolio; and
                  % for Fidelity VIP II Contrafund Portfolio.


     (c) The adviser agreed to reimburse a portion of Fidelity VIP II Index 500 Portfolio's expenses during the period. Without this reimbursement, the Fund's Management Fee, Other Expenses and Total Investment Fund
          Annual Expenses would have been     %,     %, and     % respectively.
          Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

     (d) The fees and expenses in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1998. The information is net of fee reductions from Janus Capital. Fee reductions for the Aggressive Growth, Growth, International Growth, and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Without such reductions, the Management Fee, Other Expenses and Total Investment Fund Annual Expenses would have been:
               %,     %, and     % for Janus Aggressive Growth Portfolio;     %,
               %, and    % for Janus Growth Portfolio;     %,    %, and    % for
          Janus International Growth Portfolio; and    %,    %, and    % for
          Janus Worldwide Growth Portfolio. Janus Capital may modify or terminate the reductions at any time upon at least 90 days' notice to the Trustees of Janus Aspen Series.


     (e) Neuberger Berman Advisers Management Trust is comprised of separate Portfolios, the following of which are available as funding options under the contract: Limited Maturity Bond Portfolio, Partners Portfolio and Socially Responsive Portfolio ("Portfolio series"). Unlike the other funding options available under the contract, each of the Portfolio series invests all of its net investable assets in AMT Limited Maturity Bond Investments, AMT Partners Investments and AMT Socially Responsive Investments, respectively, of Advisers Managers Trust ("Investment series"). The Investment series in turn, invest directly in securities. For a more complete discussion of this structure, please see the prospectus for Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio, Partners Portfolio and Socially Responsive Portfolio. Please note that the figures reported under "Management Fees" and "Other Expenses" include the aggregate of (i) the management fees paid by the Investment series,
          (ii) the administration fees paid by the Portfolio series, and (iii) all other expenses in the aggregate for the Investment series and Portfolio series, respectively.

     (f) Neuberger Berman Management Inc. ("NBMI") has undertaken to reimburse the Socially Responsive Portfolio for certain operating expenses, including the compensation of Neuberger Berman Advisers Management Trust and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed in the aggregate, 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The Socially Responsive Portfolio has not commenced operations until as of November 30, 1998, and therefore these expense figures are estimated. Estimated expenses are expected to be 2.50% for the fiscal period ending December 31, 1998, prior to the reimbursement. The expense reimbursement policy is subject to termination upon 60 days' written notice. There can be no assurance that this policy will be continued. See "Expense Limitation" in the Socially Responsive Portfolio prospectus for further information.

     (g) The investment adviser to the Northstar Galaxy Trust has agreed to reimburse the Northstar Growth + Value Portfolio and High Yield Bond Portfolio for any expenses in excess of 0.80% of each Portfolio's average daily net assets. It has also agreed to reimburse the Emerging Growth and International Value Portfolios for amounts in excess of 0.90% and 1.00%, respectively. In the absence of the investment adviser's expense reimbursements, the Total Investment Fund Annual Expenses that would have been paid by each Portfolio during its fiscal year ended December 31, 1998 would have been: Northstar Galaxy Trust
          Growth + Value Portfolio:     %; Northstar Galaxy Trust High Yield
          Bond Portfolio:     %; Northstar Galaxy Trust Multi-Sector Bond
          Portfolio:     %; Northstar Galaxy Trust Emerging Growth Portfolio:
               %. For the Northstar Galaxy Trust International Value Portfolio, on an annualized basis, absent expense reimbursement, the actual
          expenses for this Portfolio are estimated to be     %. Expense
          reimbursements are voluntary. There is no assurance of ongoing reimbursement.

     (h) Management Fees reflect effective management fees after taking into effect any waiver. Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Total Investment Fund Annual Expenses for the Equity, Small Cap and Managed Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Investment Fund Annual Expenses for the Global Equity Portfolio are limited so that annualized operating expenses (net of expense offsets) do not exceed 1.25% of average daily net assets. Without such limitation and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Investment Fund Annual Expenses incurred for the
          fiscal year ended December 31, 1998 would have been:    %,    %    and
               %, respectively, for the Equity Portfolio;     %,     % and    %,
          respectively, for the Global Equity Portfolio;

               %,    % and     %, respectively, for the Managed Portfolio; and
               %,    % and     %, respectively, for the Small Cap Portfolio.

REDUCTION OF CHARGES
     ReliaStar may reduce any of the charges under the Policy, as well as the minimum Face Amount set forth in this Prospectus, because of special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to our policyholders or those of affiliated insurance companies, or sales to employees or clients of members of our affiliated group of insurance companies. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Policy owners and owners of all other policies funded by the Variable Account.


POLICY LAPSE AND REINSTATEMENT

     LAPSE. Unlike traditional life insurance policies, the failure to make a Planned Periodic Payment will not by itself cause the Policy to lapse (terminate). If the Death Benefit Guarantee is not in effect, the Policy will lapse only if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient payment.

     During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that premium payments sufficient to maintain the Death Benefit Guarantee will be required to avoid lapse. See "Death Benefit Guarantee".

     The Policy does not lapse, and the insurance coverage continues, until the expiration of a 61-day grace period which begins on the date we send you written notice indicating that the Cash Surrender Value is less than the Monthly Deduction due. Our written notice will indicate the amount of the payment required to avoid lapse. If you do not make a sufficient payment within the grace period, then the Policy will lapse without value.

     If the Insured dies during the grace period, the proceeds payable will equal the amount of the Death Benefit on the Valuation Date on or next following the date of the Insured's death, reduced by any Loan Amount and any unpaid Monthly Deductions.

     If the Death Benefit Guarantee is in effect, we will not lapse the Policy. See "Death Benefit Guarantee".

     REINSTATEMENT. Reinstatement means putting a lapsed Policy back in force. You may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

     To reinstate the Policy and any riders you must submit evidence of insurability satisfactory to us and you must pay a premium large enough to keep the Policy in force for at least two months.


     A lapsed Death Benefit Guarantee cannot be reinstated after the fifth Policy Year.



SURRENDER BENEFITS

     Subject to certain limitations, you may make a total surrender of the Policy or a partial withdrawal of the Policy's Cash Surrender Value by sending us a written request. We will determine the amount available for a total surrender or partial withdrawal at the end of the Valuation Period when we receive your written request. Generally, we will pay any amounts from the Variable Account upon total surrender or partial withdrawal within seven days after we receive your written request. We may postpone payments, however, in certain circumstances. See "General Provisions -- Postponement of Payments".

TOTAL SURRENDER
     You may surrender the Policy at any time for its Cash Surrender Value by making a written request. The Cash Surrender Value is the Accumulation Value of the Policy reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions. If the Cash Surrender Value at the time of a surrender exceeds $25,000, the written request must include a Signature Guarantee. Appendix D shows an illustration of Accumulation Values, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected Ages and Face Amounts.

PARTIAL WITHDRAWAL

     After the first Policy Year, you may withdraw part of the Cash Surrender Value by sending us a written request. If the amount being withdrawn exceeds $25,000, then the written request must include a Signature Guarantee. We currently allow only one partial withdrawal in any Policy Year. We currently make a $10 charge for each partial withdrawal. We guarantee that this charge will not exceed $25 for each partial withdrawal. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges". The amount of any partial withdrawal must be at least $500 and, during the first 10 Policy Years, may not be more than 20% of the Cash Surrender Value on the date we receive your written request.


     Unless you specify a different allocation, we make partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. We will determine these proportions at the end of the Valuation Period during which we receive your written request. For purposes of determining these proportions, we first subtract any outstanding Loan Amount from the Fixed Accumulation Value.

     EFFECT OF PARTIAL WITHDRAWALS. We will reduce the Accumulation Value by the amount of any partial withdrawal. We will also reduce the Death Benefit by the amount of the withdrawal, or, if the Death Benefit is based on the corridor percentage of Accumulation Value (see "Death Benefit -- Death Benefit Options"), by an amount equal to the corridor percentage times the amount of the partial withdrawal.

     If the Level Amount Option is in effect, we will reduce the Face Amount by the amount of the partial withdrawal. When increases in the Face Amount have occurred previously, we reduce the current Face Amount by the amount of the partial withdrawal in the following order:

     (1)  The Face Amount provided by the most recent increase;

     (2)  The next most recent increases successively; and

     (3)  The Face Amount when the policy was issued.

     (This assumption also applies to requested decreases in Face Amount -- see "Death Benefit -- Requested Changes in Face Amount".) Thus, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the Policy. See "Death Benefit -- Requested Changes in Face Amount", "Deductions and Charges -- Monthly Deduction" and "Death Benefit -- Insurance Protection".

     We do not allow a partial withdrawal if the Face Amount after a partial withdrawal would be less than the minimum Face Amount (currently $25,000).

     If the Variable Amount Option or the Face Plus Premium Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

     A partial withdrawal may also cause the termination of the Death Benefit Guarantee because we deduct the amount of the partial withdrawal from the total premiums paid in calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantee.

     Like partial withdrawals, Policy loans are a means of withdrawing money from the Policy. See "Policy Loans". A partial withdrawal or a Policy loan may have tax consequences depending on the circumstances of such withdrawal or loan. See "Federal Tax Matters -- Policy Proceeds".


TRANSFERS

     You may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account subject to any conditions the Funds whose shares are involved may impose. You must make your transfer request in writing unless you have completed a telephone transfer authorization form. You may also direct us to automatically make periodic transfers under the Dollar Cost Averaging or Portfolio Rebalancing services as described below.

     To transfer all or part of the Variable Accumulation Value from a Sub-Account, we redeem Accumulation Units and reinvest their values in other Sub-Accounts, or the Fixed Account, as you direct in your request. We will effect transfers, and determine all values in connection with transfers, at the end of the Valuation Period during which we receive your request, except as otherwise specified for the Dollar Cost Averaging or Portfolio Rebalancing services. With respect to future Net Premium payments, however, your current premium allocation will remain in effect unless
(1) you have requested the Portfolio Rebalancing service, or (2) you are transferring all of the Variable Accumulation Value from the Variable Account to the Fixed Account in exercise of conversion rights. See "Free Look and Conversion Rights -- Conversion Rights".

     Transfers from the Fixed Account to the Variable Account are subject to the following additional restrictions:

     * your transfer request must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period,

     * you may only transfer up to 50% of the Fixed Accumulation Value, less any Loan Amount, unless the balance, after the transfer, would be less than $1,000, in which event you may transfer the full Fixed Accumulation Value, less any Loan Amount, and

     * you must transfer at least the lesser of $500 or the total Fixed Accumulation Value, less any Loan Amount.

See Appendix A. Some of these restrictions may be waived for transfers due to the Portfolio Rebalancing service.

     TELEPHONE/FAX INSTRUCTIONS. You are allowed to enter certain types of instructions either by telephone or by fax if you complete a telephone/fax instruction authorization form. If you complete the form, you can enter the following types of instructions by telephone or fax:

     *    transfers between Sub-Accounts

     *    changes of allocations among fund options

     *    change of Sub-Account for systematic withdrawals

     *    change of Sub-Account for variable annuitization payouts

By completing the telephone/fax form, you agree that we will not be liable for any loss, liability, cost or expense when we act in accordance with the telephone/fax transfer instructions that we receive or are recorded on voice recording equipment. If we later determine that you did not make a telephone/fax transfer request or the request was made without your authorization, and loss results from such unauthorized transfer, you bear the risk of this loss. We consider any requests made via fax as telephone requests and such requests are bound by the conditions in the telephone/fax transfer authorization form you sign. Any fax request should include your name, daytime telephone number, Policy number and, in the case of transfers, the names of the Sub-Accounts from which and to which money will be transferred and the allocation percentage. ReliaStar will employ reasonable procedures to confirm that instructions communicated by telephone/fax are genuine. If we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone/fax instructions, providing written confirmation of such instructions, and/or tape recording telephone instructions.

     DOLLAR COST AVERAGING SERVICE. You may request this service if your Face Amount is at least $100,000 and your Accumulation Value, less any Loan Amount, is at least $5,000. If you request this service, you direct us to automatically make specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. We do not permit transfers from the Fixed Account under this service. You may request that we make transfers of this type on a monthly, quarterly, semi-annual, or annual basis. This service is intended to allow you to use "Dollar Cost Averaging", a long term investment method which provides for regular investments over time. We make no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Dollar Cost Averaging service, you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     We will discontinue the Dollar Cost Averaging service immediately (1) on receipt of any request to begin a Portfolio Rebalancing service, (2) if the Policy is in the grace period on any date when Dollar Cost Averaging transfers are scheduled, or (3) if the specified transfer amount from any Sub-Account is more than the Accumulation Value in that Sub-Account.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation would not affect any Dollar Cost Averaging service requests already commenced.

     PORTFOLIO REBALANCING SERVICE. You may request this service if your Face Amount is at least $200,000 and your Accumulation Value, less any Loan Amount, is at least $10,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account. We will also change your allocation of future Net Premium payments to be equal to this specified percentage allocation. You may request that we make transfers under this service on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives.

     The Accumulation Value in each Sub-Account of the Variable Account and the Fixed Account will grow or decline at different rates over time. Portfolio Rebalancing will periodically transfer Accumulation Values from those accounts that have increased in value to those accounts that have increased at a slower rate or declined in value. If all accounts decline in value, it will transfer Accumulation Values from those that have decreased less in value to those that have decreased more in value. We make no guarantees that Portfolio Rebalancing will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Portfolio Rebalancing service you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     If you are using the Portfolio Rebalancing service, we will discontinue this service immediately (1) on receipt of any request to change the allocation of premiums to the Fixed Account and Sub-Account of the Variable Account, (2) on receipt of any request to begin a Dollar Cost Averaging service, (3) upon receipt of any request to transfer Accumulation Value among the accounts, or (4) if the policy is in the grace period or the Accumulation Value, less any Loan Amount, is less than $7,500 on any Valuation Date when Portfolio Rebalancing transfers are scheduled.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation could affect Portfolio Rebalancing services currently in effect, but only after 30 days notice to affected Policy owners.


     TRANSFER LIMITS. We currently allow unlimited transfers in a Policy Year, although we reserve the right to limit you to no more than twelve transfers per year. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction. Transfers made due to the Dollar Cost Averaging or Portfolio Rebalancing services do not currently count toward the limit on number of transfers.

     TRANSFER CHARGES. While there is currently no charge imposed on the first 24 transfers in a Policy Year, we reserve the right to make a charge not to exceed $25 per transfer for the duration of the Policy. Further, no charge currently is made to transfers to implement Dollar Cost Averaging and Portfolio Rebalancing. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges". In no event, however, will we impose any charge in connection with the exercise of a conversion right or transfers occurring as the result of Policy Loans. All transfers are also subject to any charges and conditions imposed by the Fund whose shares are involved. We will treat all transfers that are effective on the same Valuation Date as one transfer transaction for the purpose of assessing any transfer charge.



POLICY LOANS


     GENERAL. As long as the Policy remains in effect, you may borrow money from us using the Policy as security for the loan. We reserve the right to limit loans during the first Policy year (except that persons in Indiana may take loans during the first Policy year). The maximum amount you may borrow at any time is equal to the Loan Value of the Policy, which is equal to 90% of the Cash Value (100% in Texas) less the existing Loan Amount. If the Policy is in force as paid-up life insurance, the Loan Value is equal to the Cash Value on the next Policy Anniversary less any existing Loan Amount and loan interest to that date. Each Policy loan must be at least $500 ($200 in Connecticut). After Age 65, we currently allow you to borrow 100% of the Cash Surrender Value.

     You can make loan requests in writing or by telephoning us on any Valuation Date. Any loan request in excess of $25,000 will require a Signature Guarantee. Telephone loan requests cannot exceed $10,000. We currently do not require any election form to make telephone loan requests. We will employ reasonable procedures to confirm that loan requests made by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmations of such instructions and/or tape recording telephone instructions.

     Policy loans have priority over the claims of any assignee or other person. You may repay a Policy loan in whole or in part at any time.

     We will normally pay the loan proceeds to you within seven days after we receive your request. We may postpone payment of loan proceeds to you under certain circumstances. See "General Provisions -- Postponement of Payments".

     Payments you make generally will be treated as premium payments, rather than Policy loan repayments, unless you indicate that we should treat the payment otherwise or unless we decide, at our discretion, to apply the payment as a Policy loan repayment. As a result, unless you indicate that a payment is a loan repayment, all payments you make to the Policy will generally be subject to the Premium Expense Charge. See "Deductions and Charges -- Premium Expense Charge".

     IMMEDIATE EFFECT OF POLICY LOANS. When we make a Policy loan, we will segregate an amount equal to the Policy loan (which includes interest payable in advance) within the Accumulation Value of your Policy and hold it in the Fixed Account as security for the loan. As described below, you will pay interest to us on the Policy loan, but we will also credit interest to you on the amount held in the Fixed Account as security for the loan. We will include the amount segregated in the Fixed Account as security for the Policy loan as part of the Fixed Accumulation Value under the Policy, but we will credit that amount with interest on a basis different from other amounts in the Fixed Account.

     Unless you specify differently, amounts held as security for the Policy loan will come proportionately from the Fixed Accumulation Value and the Variable Accumulation Value (with the proportions being determined as described below). We will transfer assets equal to the portion of the Policy loan coming from the Variable Accumulation Value from the Sub-Accounts of the Variable Account to the Fixed Account, THEREBY REDUCING THE POLICY VALUE HELD IN THE SUB-ACCOUNTS. We do not treat these transfers as transfers for the purposes of assessing the transfer charge or calculating the limit on the number of transfers.

     EFFECT ON INVESTMENT PERFORMANCE. Amounts coming from the Variable Account as security for Policy loans will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Fixed Account as security for Policy loans (that is, the Loan Amount) with interest at an effective annual rate equal to 3.00%. WE WILL NOT CREDIT ADDITIONAL INTEREST TO THESE AMOUNTS. On the Policy Anniversary, we will allocate any interest credited on these amounts to the Fixed Account and the Variable Account according to the premium allocation then in effect (see "Payment and Allocation of Premiums -- Allocation of Premiums").

     Although you may repay Policy loans in whole or in part at any time, Policy loans will permanently affect the Policy's potential Accumulation Value. As a result, to the extent that the Death Benefit depends upon the Accumulation Value (see "Death Benefit -- Death Benefit Options"), Policy loans will also affect the Death Benefit under the Policy. This effect could be favorable or unfavorable depending on whether the investment performance of the assets allocated to the Sub-Account(s) is less than or greater than the interest being credited on the assets transferred to the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under the Policy will be lower when such interest credited is less than the investment performance of assets held in the Sub-Account(s).

     EFFECT ON POLICY COVERAGE. We will notify you if, on any Monthly Anniversary, the Loan Amount is greater than the Accumulation Value, less the then applicable Surrender Charge. If we do not receive sufficient payment within 61 days from the date we send notice to you, the Policy will lapse and terminate without value. Our written notice to you will indicate the amount of the payment required to avoid lapse. The Policy may, however, later be reinstated. See "Policy Lapse and Reinstatement".

     A Policy loan may also cause termination of the Death Benefit Guarantee, because we deduct the Loan Amount from the total premiums paid in calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantee. See "Death Benefit Guarantee".

     We will reduce proceeds payable upon the death of the Insured by any Loan Amount.


     INTEREST. The interest rate charged on Policy loans will be an annual rate of 4.762%, payable in advance. After the 10th Policy Year, we currently charge interest at an annual rate of 2.913% (guaranteed not to exceed 3.382%), payable in advance, on that portion of your Loan Amount that is not in excess of (1) the Accumulation Value, less (2) the total of all premiums paid less all partial withdrawals. We will charge interest on any excess of this amount at the annual rate of 4.762%, payable in advance.


     Interest is payable in advance (for the rest of the Policy Year) at the time any Policy loan is made and at the beginning of each Policy Year thereafter (for that entire Policy Year). If you do not pay interest when due, we will deduct it from the Cash Surrender Value as an additional Policy loan (see "Immediate Effect of Policy Loans" above) and we will add it to the existing Loan Amount.

     Because we charge interest in advance, we will refund any interest that we have not earned to you upon lapse or surrender of the Policy or repayment of the Policy Loan.

     REPAYMENT OF LOAN AMOUNT. You may repay the Loan Amount any time. If not repaid, we will deduct the Loan Amount from any amount payable under the Policy. As described above, unless you provide us with notice to the contrary, we generally will treat any payments on the Policy as premium payments, which are subject to the Premium Expense Charge, rather than repayments on the Loan Amount. Any repayments on the Loan Amount will result in amounts being reallocated from the Fixed Account and to the Sub-Accounts of the Variable Account according to your current premium allocation.

     TAX CONSIDERATIONS. A Policy loan may have tax consequences depending on the circumstances of the loan. See "Federal Tax Matters -- Policy Proceeds".


     1035 EXCHANGES. We reserve the right to permit a Policy Loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of Cash Values from another life insurance policy under Section 1035(a) of the Code, as amended. In the event of such a Policy Loan, the Policy Loan will be treated for all purposes as made on the Policy Issue Date.



FREE LOOK AND CONVERSION RIGHTS

FREE LOOK RIGHTS
     The Policy provides for "free look" periods, one after application for and issuance of the Policy and the other after any requested increase in Face Amount.

     CANCELLATION. During the free look period you have a right to return the Policy for cancellation and receive a refund of premiums paid for the Policy. You must return the Policy to us or your agent and ask us to cancel the Policy or cancel your increase by midnight of the 10th day after receiving the Policy or a new Policy Data Page.

     Upon requesting cancellation of the increase, you will receive a refund, if you so request, or otherwise a restoration to the Policy's Accumulation Value (allocated among the Fixed Account and the Sub-Accounts of the Variable Account as if it were a Net Premium payment), in an amount equal to all Monthly Deductions attributable to the increase in Face Amount, including rider costs arising from the increase.

CONVERSION RIGHTS
     During the first two Policy Years and the first two years following a requested increase in Face Amount, we provide you with an option to convert the Policy or any requested increase in Face Amount to a life insurance policy under which the benefits do not vary with the investment experience of the Variable Account. For policies issued in all states, except Connecticut, we make this option available by permitting you to transfer all or a part of your Variable Accumulation Value to the Fixed Account. For policies issued in Connecticut, you may exchange this Policy for a different permanent fixed benefit life insurance policy that we offer in those states. The two conversion right options are discussed below.

     GENERAL OPTION. In all states except Connecticut, you may exercise your conversion right by transferring all or any part of your Variable Accumulation Value to the Fixed Account. If, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, you request transfer from the Variable Account to the Fixed Account and indicate that you are making the transfer in exercise of your conversion right, we will not assess any transfer charge on the transfer, and the transfer will not count against the limit on the number of transfers. At the time of such transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class(es) or Issue Age -- only the method of funding the Accumulation Value under the Policy will be affected. See "Death Benefit", "Accumulation Value" and Appendix B, "The Fixed Account".

     If you transfer all of the Variable Accumulation Value from the Variable Account to the Fixed Account and indicate that you are making this transfer in exercise of your Conversion Right, we will automatically credit all future premium payments on the policy to the Fixed Account unless you request a different allocation.

     CONNECTICUT. During the first two Policy Years and during the first 24 months following a requested increase in Face Amount, you may convert the Policy or the Face Amount increase to any fixed benefit whole life insurance policy we offer. We will not require any evidence of insurability for the conversion. In order to convert to a new policy, we must receive a written conversion request. If the entire Policy is being converted, you must surrender the Policy to us. The conversion must be made while the Policy is in force; and any outstanding Loan Amount must be repaid.


     The new policy will have the same Issue Age and rate class as the Policy. If you are converting the entire Policy, the effective date of the conversion will be the date on which we receive both your written conversion request and the Policy. If you are converting a Face Amount increase, the effective date of the conversion will be the date on which we receive your written conversion request.


     On the effective date of the conversion, the new policy will have, at your option, either:

     (1) A death benefit which is equal to the Death Benefit of the Policy on the effective date of the conversion, or in the case of a Face Amount increase, a death benefit equal to the increase in Face Amount; or

     (2) A net amount at risk which equals the Death Benefit of the Policy on the effective date of the conversion, less the Accumulation Value on that date, or in the case of a Face Amount increase, a net amount at risk which equals the Face Amount increase on the effective date of conversion less the Accumulation Value on that date which is considered to be part of the Face Amount increase.

     The conversion will be subject to an equitable adjustment in payments and Policy values to reflect variances, if any, in the payments and Policy values under the Policy and the new policy. We may require an additional premium payment. The new Policy's provisions and charges will be the same as those that would have been in effect had the new Policy been issued on the Policy Date.


GENERAL PROVISIONS

ADDITIONAL INFORMATION ON THE INVESTMENTS OF THE VARIABLE ACCOUNT

     Although the Variable Account currently consists of 29 investment options, we currently only permit you to participate in a maximum of 17 investment options over the lifetime of your Policy. The initial allocation of your premium to the Fidelity VIP Money Market Sub-Account will count against the 17 investment option limitation. You do not have to choose your investment options in advance, but once you participate in the 17th Fund since your Policy was issued, you would only be able to transfer within those 17 Funds already used and which are still available.


     The Fund shares may be available to fund benefits under both variable annuity and variable life contracts and policies. This could result in an irreconcilable conflict between the interests of the holders of the different types of variable contracts. The Funds have advised us that they will monitor for such conflicts and will promptly provide us with information regarding any such conflicts should they arise or become imminent, and we will promptly advise the Funds if we become aware of any such conflicts. If any such material irreconcilable conflict arises, we will arrange to eliminate and remedy such conflict up to and including establishing a new management investment company and segregating the assets underlying the variable policies and contracts at no cost to the holders of the policies and contracts.

     There also is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Funds distribute dividends and capital gains. However, we automatically reinvest distributions in additional Fund shares, at net asset value. The Sub-Account receives the distributions which are then reflected in the Unit Value of that Sub-Account. See "Accumulation Value".

     ReliaStar has entered into service arrangements with the managers or distributors of certain of the Funds. Under these arrangements, ReliaStar or its affiliates may receive compensation from affiliates of the Funds. This compensation is for providing administrative, recordkeeping, distribution and other services to the Funds or their affiliates. Such compensation is paid based upon assets invested in the particular Funds, or based on the aggregated net asset goals. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders. The percentage paid may vary from one Fund to another.


ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase.

     * We reserve the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in a new Fund, or in shares of another investment company, with a specified investment objective. We may establish new Sub-Accounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new Sub-Accounts available to existing Policy owners on a basis we determine.

     * We may eliminate one or more Sub-Accounts, or prohibit additional new premium or transfers into a Sub-Account, if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

     * We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another open-end, registered investment company. We will not substitute any shares attributable to your interest in a Sub-Account of the Variable Account without notice and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

     Nothing contained herein shall prevent the Variable Account from:

     *    Purchasing other securities of other Funds or classes of policies,

     * Permitting a conversion between Funds or classes of policies on the basis of requests made by Policy owners, or

     * Substituting the shares of one fund for shares of another fund in the event of a merger of funds or similar transaction.

     In the event of any such substitution, deletion or change, we may make appropriate changes in this and other policies to reflect such substitution, deletion or change. If you allocated all or a portion of your investments to any of the current funds that are being substituted for or deleted, you may transfer the portion of the Accumulation Value affected without paying a transfer charge.


     If we deem it to be in the best interests of persons having voting rights under the Policies, we may:

     *    operate the Variable Account as a management company under the 1940
          Act,

     * deregister the Variable Account under the 1940 Act in the event such registration is no longer required, or

     *    combine the Variable Account with our other separate accounts.

VOTING RIGHTS

     You have the right to instruct us how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. We will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

     * The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940; and

     *    The Variable Account's assets are invested in Fund shares.

     If we determine that, because of applicable law or regulation, we do not have to vote according to the voting instructions received, we will vote the Fund shares at our discretion.

     All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by us, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interests.

     We will vote any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Policy owners, in proportion to the instructions received from all Policy owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund, and will be voted in the same manner as are the respective account's votes.

     Owning the Policy does not give you the right to vote at meetings of our stockholders.

     DISREGARDING VOTING INSTRUCTIONS. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if we reasonably disapprove of such changes. We would disapprove a change only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investments. In the event we do disregard voting instructions, we will include a summary of that action and the reasons for such action in the next annual report to owners.


PAID-UP LIFE INSURANCE OPTION

     Before Age 100, if the Insured is living and the Policy is in force, you may make a written request to direct us to apply the Cash Surrender Value of the Policy to purchase paid-up life insurance. The amount by which this insurance will exceed the Policy's Cash Value cannot be greater than the amount by which the Policy's Death Benefit exceeds the Policy's Accumulation Value. We will pay you in cash any Cash Surrender Value not used to purchase paid-up life insurance. Any cash paid out or Policy loans forgiven may be considered a taxable event.

OWNERSHIP
     While the Insured is alive, subject to the Policy's provisions you may:

     *    Change the amount and frequency of premium payments.
     *    Change the allocation of premiums.
     *    Change the Death Benefit Option.
     *    Change the Face Amount.
     *    Make transfers between accounts.
     *    Surrender the Policy for cash.
     *    Make a partial withdrawal for cash.
     *    Receive a cash loan.
     *    Assign the Policy as collateral.
     *    Change the beneficiary.

     *    Transfer ownership of the Policy.
     *    Enjoy any other rights the Policy allows.

PROCEEDS
     At the Insured's death, the proceeds payable include the Death Benefit then in force:

     * Plus any additional amounts provided by rider on the life of the Insured;
     * Plus any Policy loan interest that we have collected but not earned; o Minus any Loan Amount; and
     *    Minus any unpaid Monthly Deductions.

BENEFICIARY
     You may name one or more beneficiaries on the application when you apply for the Policy. You may later change beneficiaries by written request. You may also name a beneficiary whom you cannot change without his or her consent (irrevocable beneficiary). If no beneficiary is surviving when the Insured dies, we will pay the Death Benefit to you, if surviving, or otherwise to your estate.

POSTPONEMENT OF PAYMENTS
     We generally make payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal, or loans within seven days after we receive all the documents required for the payments.

     We may, however, delay making a payment when we are not able to determine the Variable Accumulation Value because (1) the New York Stock Exchange is closed, other than customary weekend or holiday closings, or the SEC restricts trading on the New York Stock Exchange, (2) the SEC by order permits postponement for the protection of Policyholders, or (3) the SEC determines that an emergency exists which makes disposing of securities not reasonably practicable, or which makes it not reasonably practicable to determine the value of the Variable Account's net assets. We may also postpone transfers and allocations to and from any Sub-Account of the Variable Account under these circumstances.

     We may delay any of the payments that we make from the Fixed Account for up to six months from the date we receive the documents required. We will pay interest at an effective annual rate of 3.50% if we delay payment more than 30 days. We will not credit any additional interest to any delayed payments. The time a payment from the Fixed Account may be delayed and the rate of interest paid on such amounts may vary among states.

SETTLEMENT OPTIONS
     Settlement Options are ways you can choose to have the Policy's proceeds paid. These Settlement Options apply to proceeds paid:

     *    At the Insured's death.
     *    On total surrender of the Policy.

     We pay the proceeds to one or more payees. We may pay the proceeds in a lump sum or we may apply the proceeds to one of the following Settlement Options. You may request that we use a combination of Options. You must apply at least $2,500 to any Option for each payee under that Option. Under an installment Option, each payment must be at least $25.00. We may adjust the interval to make each payment at least $25.00.

     Proceeds applied to any Option no longer earn interest at the rate applied to the Fixed Account or participate in the investment performance of the Funds.

     Option 1 -- Proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval.

     Option 2 -- Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

     Option 3 -- Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

     Option 4 -- The proceeds provide an annuity payment with a specified number of months "certain". The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

     Option 5 -- The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

     INTEREST ON SETTLEMENT OPTIONS. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 2.0%.

     In determining amounts to be paid under Options 3, 4,and 5, we assume interest at an effective annual rate of 2%. Also, for Option 3 and "certain" periods under Option 4, we credit any excess interest we may declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors.


INCONTESTABILITY
     After the Policy has been in force during the Insured's lifetime for two years from the Policy's Issue Date, we cannot claim the Policy is void or refuse to pay any proceeds unless the Policy has lapsed.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the effective date of the increase.

     If the Policy is reinstated, we measure the contestable period from the date of reinstatement with respect to statements made on the application for reinstatement.

MISSTATEMENT OF AGE AND SEX
     If the Insured's Age or sex or both are misstated (except where unisex rates apply), the Death Benefit will be the amount that the most recent cost of insurance would purchase using the current cost of insurance rate for the correct Age and sex.

SUICIDE
     If the Insured commits suicide, whether sane or insane, within two years of the Policy's Issue Date (one year in Colorado and North Dakota), we do not pay the Death Benefit. Instead, we refund all premiums paid for the Policy and any attached riders, minus any Loan Amounts and partial withdrawals.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If the Insured commits suicide, whether sane or insane, within two years of the effective date of the increase, we pay the Death Benefit prior to the increase and refund the cost of insurance for that increase.

TERMINATION
     The Policy terminates when any of the following occurs:

     *    The Policy lapses. See "Policy Lapse and Reinstatement".
     *    The Insured dies.
     *    You surrender the Policy for its Cash Surrender Value.
     * We amend the Policy according to the amendment provision described below and you do not accept the amendment.

AMENDMENT
     We reserve the right to amend the Policy in order to include any future changes relating to the following:

     *    Any SEC rulings and regulations.
     * The Policy's qualification for treatment as a life insurance policy under the following:
          -- The Internal Revenue Code of 1986, as amended.
          -- Internal Revenue Service rulings and regulations.
          -- Any requirements imposed by the Internal Revenue Service.

REPORTS

     ANNUAL STATEMENT. We will send you an Annual Statement once each year, showing the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last statement.

     Additional statements are available upon request. We may make a charge not to exceed $50 for each additional Annual Statement you request.


     PROJECTION REPORT. Upon request, we will provide you a report projecting future results based on the Death Benefit Option you specify, the Planned Periodic Premiums you specify, and the Accumulation Value of your Policy at the end of the prior Policy Year. We may make a charge not to exceed $50 for each Projection Report you request after the first report and after the first report in a Policy Year.


     OTHER REPORTS. The Company will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you or other persons in your household have more than one Policy. Call 1-800-621-3750 if you need copies of financial reports, prospectuses, or historical account information.

DIVIDENDS
     The Policy does not entitle you to participate in our surplus. We do not pay you dividends under the Policy.

     The Sub-Account receives any dividends paid by the related Fund. Any such dividend is credited to you through the calculation of the Sub-Account's daily Unit Value.

COLLATERAL ASSIGNMENT
     You may assign the benefits of the Policy as collateral for a debt. This limits your rights to the Cash Surrender Value and the beneficiary's rights to the proceeds. An assignment is not binding on us until we receive written notice.

OPTIONAL INSURANCE BENEFITS
     The Policy can include additional benefits, in the form of riders to the Policy, if our requirements for issuing such benefits are met. We currently offer the following benefit riders, although some riders may not be available in some states.

     ACCELERATED BENEFIT RIDER. Under certain circumstances a part of the Death Benefit may be paid to you when the Insured has been diagnosed as having a terminal illness. See "Accelerated Benefit Rider".

     ACCIDENTAL DEATH BENEFIT RIDER. Provides an additional benefit if the Insured dies from an accidental injury.

     ADDITIONAL INSURED RIDER. Provides level term coverage to age 100 on a family member of the Insured.

     WAIVER OF MONTHLY DEDUCTION RIDER. The Monthly Deduction for the Policy is waived while the Insured is totally disabled under the terms of the rider.

     CHILDREN'S INSURANCE RIDER. Provides up to $10,000 of term life insurance on the life of each of the Insured's children, up to age 25.

     COST OF LIVING INCREASE RIDER. Provides optional increases in Face Amount on the life of the Insured every two years based on the cost of living without evidence of insurability.

     DEATH BENEFIT GUARANTEE RIDER. Provides a death benefit guarantee to Age 100 for payment of the guideline annual premium each year or on a cumulative basis.

     TERM INSURANCE RIDER. Provides level term insurance on the Insured if death occurs prior to the Insured's Age 100.


     The current cost of insurance rates for the rider are different than for the base Policy. In addition, the base Policy's Monthly Amount Charges per $1,000 and Surrender Charge do not apply to coverage under the rider. However, the Term Insurance Rider will cause the Death Benefit Guarantee Period of the base Policy to be shortened.

     By Company practice, after the tenth Policy Year if the base Death Benefit is equal to the Accumulation Value multiplied by the corridor percentage (see "Death Benefit"), you may ask us to replace the Term Insurance Rider amount with base coverage without providing evidence of insurability. We must replace the entire rider amount if any amount is replaced. Neither Surrender Charges nor

Monthly Amount Charges will apply to the new additional base coverage. Cost of insurance rates on this new additional base coverage will be equal to the cost of insurance rates for the base coverage.

     There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under a term rider. In some other circumstances, it may be in your interest to obtain a Policy without term rider coverage. These circumstances depend on many factors, including the premium levels and amount and duration of coverage you choose, as well as the age, sex, and rate class of the Insured.


     WAIVER OF SPECIFIED PREMIUM RIDER. Contributes a specified amount of premium to the Policy each month while the Insured is totally disabled under the terms of the rider. This rider may not be available in all states. Ask your registered representative about the availability of this rider in your state.


FEDERAL TAX MATTERS

INTRODUCTION
     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

     Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.

TAX STATUS OF THE POLICY
     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, the Company believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, the Company may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their policies due to their ability to exercise investment control over these assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Accumulation Values, have not been explicitly addressed in published rulings. While the Company believes that the Policies do not give owners investment control over Variable Account assets, the Company reserves the right to modify the Policies as necessary to prevent an owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS
     IN GENERAL. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the owner will not be deemed to be in constructive receipt of the Policy Accumulation Value until there is a distribution. When distributions from a Policy occur, including payments arising from any maturity benefits, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. The Company will monitor the Policies, however, and will attempt to notify an owner on a timely basis if it believes that such owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

     DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS ARE SUBJECT TO THE FOLLOWING TAX RULES:

     (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Accumulation Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

     (2) Loans taken from or secured by (e.g., by assignment), such a Policy are treated as distributions and taxed accordingly.

     (3) A 10 percent additional income tax is imposed on the amount included in income except where distribution or loan is made when the owner has attained age 591/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary or designated beneficiary.

     DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

     POLICY LOANS. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     MULTIPLE POLICIES. All Modified Endowment Contracts that we (or our affiliates) issue to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

TAXATION OF RELIASTAR LIFE INSURANCE COMPANY
     We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the Variable Account. Based on this expectation, we currently make no charge to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account.

     We may also incur state and local taxes, in addition to premium taxes, in several states. At present these taxes are not significant. If there is a material change in state or local tax laws, we may make charges for such taxes, if any, attributable to the Variable Account.

POSSIBLE CHANGES IN TAXATION
     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

OTHER CONSIDERATIONS
     The foregoing discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. We make no representations as to the likelihood of continuation of these current laws and interpretations. In addition, the foregoing discussion is not exhaustive and special rules not described in this Prospectus may be applicable in certain situations. Moreover, we have made no attempt to consider any applicable state or other tax laws.



LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

     The Policy is based on actuarial tables which distinguish between men and women and therefore provide different benefits to men and women of the same Age. Employers and employee organizations should consider, in consultation with legal counsel, the impact of the Supreme Court decision of July 6, 1983 in ARIZONA GOVERNING COMMITTEE V. NORRIS. That decision stated that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Employers and employee organizations should also consider, in consultation with legal counsel, the impact of Title VII generally, and comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a Policy may be purchased.

     Because of the NORRIS decision, the charges under the Policy that vary depending on sex may in some cases not vary on the basis of the Insured's sex. Unisex rates to be provided by us will apply, if requested on the application, for tax-qualified plans and those plans where an employer believes that the NORRIS decision applies. In this case, references made to the mortality tables applicable to this Policy are to be disregarded and substituted with an 80% male 20% female blend of the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Last Birthday.

PREPARING FOR YEAR 2000

     Like all financial services providers, the Company utilizes systems that may be affected by Year 2000 transition issues and it relies on service providers, including the Funds, that also may be affected. The Company has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this prospectus, it is not anticipated that Policy owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. The Company currently anticipates that its systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.



DISTRIBUTION OF THE POLICIES

     We intend to sell the Policies in all jurisdictions where we are licensed.

     The Policies will be distributed by the general distributor, Washington Square Securities, Inc., (WSSI), a Minnesota corporation, which is an affiliate of ours. WSSI is a securities broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc. It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of many mutual funds. It also markets limited partnerships and other tax-sheltered or tax-deferred investments, and acts as general distributor (principal underwriter) for variable annuity products issued by us. The Policies may also be sold through other broker-dealers authorized by WSSI and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

     The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Registered representatives who sell the Policies will receive commissions based on a commission schedule. In the first Policy Year, commissions generally will be no more than 50% of the premiums paid up to the annualized Minimum Monthly Premium, plus 2% of additional premiums. In any subsequent Policy Year, commissions generally will be 2% of premiums paid in that year. Corresponding commissions will be paid upon a requested increase in Face Amount. In addition, a commission of .25% of the average monthly Accumulation Value excluding any Loan Amount during each Policy Year may be paid. Further, registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.



MANAGEMENT

     The following list the current directors and executive officers of the Company, their principal occupation and business experience.

                       TERM                 PRINCIPAL OCCUPATION
DIRECTORS            EXPIRES               AND BUSINESS EXPERIENCE
---------            -------  --------------------------------------------------

Richard R. Crowl      1999    Senior Vice President, General Counsel and
                              Secretary of ReliaStar Financial Corp. since 1996;
                              Senior Vice President and General Counsel of
                              ReliaStar Life Insurance Company, Northern Life
                              Insurance Company, ReliaStar Life Insurance
                              Company of New York and ReliaStar United Services
                              Life Insurance Company since 1996; Senior Vice
                              President and General Counsel of Washington Square
                              Advisers, Inc. since 1986; Vice President and
                              Associate General Counsel of ReliaStar Financial
                              Corp. from 1989 to 1996; Vice President and
                              Associate General Counsel of ReliaStar Life
                              Insurance Company from 1985 to 1996; Director and
                              Senior Vice President of various subsidiaries of ReliaStar Financial Corp.

Michael J. Dubes      1999    President and Chief Executive Officer of Northern
                              Life Insurance Company since 1994; Senior Vice
                              President, Individual Insurance of ReliaStar Life
                              Insurance Company from 1987 to 1994; Chairman of
                              Washington Square Securities, Inc. from 1987 to
                              1994; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

                       TERM                 PRINCIPAL OCCUPATION
DIRECTORS            EXPIRES               AND BUSINESS EXPERIENCE
---------            -------  --------------------------------------------------

John H. Flittie       1999    Vice Chairman, President and Chief Operating
                              Officer of ReliaStar Life Insurance Company since
                              1996; President, Chief Operating Officer, and
                              Director of ReliaStar Financial Corp. and
                              ReliaStar Life Insurance Company since 1993; Vice
                              Chairman of ReliaStar Life Insurance Company of
                              New York since 1995; Chief Executive Officer and
                              President of ReliaStar Life Insurance Company of
                              New York from 1996 to 1998; Chairman and Director of Washington Square Securities, Inc. since 1996;
                              Chairman and Director of PrimeVest Financial
                              Services since 1996; Vice Chairman and President of ReliaStar United Services Life Insurance
                              Company and ReliaStar Life Insurance Company of
                              New York since 1995; Senior Executive Vice
                              President and Chief Operating Officer of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company from 1992 to 1993; Senior Executive Vice
                              President and Chief Operating Officer of ReliaStar
                              Financial Corp. from 1991 to 1992; Executive Vice
                              President and Chief Financial Officer of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company from 1989 to 1991; Senior Vice President and Chief Financial Officer of ReliaStar Financial
                              Corp. since 1985; Director of Community First
                              BankShares, Inc. and Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Wayne R. Huneke       1999    Senior Vice President of ReliaStar Financial Corp.
                              and ReliaStar Life Insurance Company since 1994;
                              Chief Financial Officer and Treasurer of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company from 1994 to 1998; Vice President,
                              Treasurer and Chief Accounting Officer from 1990 to 1994; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Mark S. Jordahl       1999    Senior Vice President and Chief Investment Officer
                              of ReliaStar Life Insurance Company and ReliaStar
                              Financial Corp. since 1998; Vice President of
                              ReliaStar Life Insurance Company and ReliaStar
                              Financial Corp. from 1987 to 1998; Director and
                              Officer of various subsidiaries of ReliaStar
                              Financial Corp.

Kenneth U. Kuk        1999    Senior Vice President of ReliaStar Financial Corp.
                              and ReliaStar Life Insurance Company since 1996;
                              Vice President, Strategic Marketing of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company since 1996; Vice President of Investments of ReliaStar Financial Corp. from 1991 to 1996;
                              President of Washington Square Advisers, Inc.
                              since 1995; Chairman of ReliaStar Mortgage
                              Corporation since 1988; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Susan W. A. Mead      1999    Vice President, Strategic Marketing and Planning
                              of ReliaStar Financial Corp. since 1998; Vice
                              President, Corporate Communications and Community
                              Relations of ReliaStar Financial Corp. from 1996 to 1998; President, ReliaStar Printing &
                              Fulfillment Services of ReliaStar Financial Corp.
                              since 1996; Second Vice President, Corporate
                              Communications and Community Relations of
                              ReliaStar Financial Corp. from 1992 to 1996;
                              Director and Officer of various subsidiaries of ReliaStar Financial Corp.

William R. Merriam    1999    Senior Vice President, Life & Health Reinsurance
                              of ReliaStar Life Insurance Company since 1991;
                              Vice President from 1984 to 1991.

James R. Miller       1999    Senior Vice President, Chief Financial Officer and
                              Treasurer of ReliaStar Financial Corp. since 1997;
                              Vice President, Corporate Development of ReliaStar
                              Financial Corp. from 1985 to 1992; Executive Vice
                              President and Chief Operating Officer of Northern
                              Life Insurance Company from 1992 to 1997.

                       TERM                 PRINCIPAL OCCUPATION
DIRECTORS            EXPIRES               AND BUSINESS EXPERIENCE
---------            -------  --------------------------------------------------

Robert C. Salipante   1999    Senior Vice President, Personal Financial
                              Services, of ReliaStar Financial Corp. and
                              ReliaStar Life Insurance Company since 1996;
                              President and Chief Executive Officer of ReliaStar
                              Life Insurance Company of New York since 1998;
                              Executive Vice President of ReliaStar Life
                              Insurance Company of New York from 1996 to 1998;
                              Senior Vice President, of Individual Division and
                              Technology of ReliaStar Life Insurance Company in
                              1996; Senior Vice President of Strategic Marketing and Technology of ReliaStar Financial Corp. and
                              ReliaStar Life Insurance Company from 1994 to
                              1996; Senior Vice President and Chief Financial
                              Officer of ReliaStar Financial Corp. and ReliaStar
                              Life Insurance Company from 1992 to 1994;
                              Executive Vice President of Ameritrust Corporation from 1988 to 1992.

John G. Turner        1999    Chairman and Chief Executive Officer of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company since 1993; Chairman of ReliaStar United
                              Services Life Insurance Company and ReliaStar Life
                              Insurance Company of New York since 1995; Chairman of Northern Life Insurance Company since 1992;
                              Chairman, President and Chief Executive Officer of
                              ReliaStar Financial Corp. and ReliaStar Life
                              Insurance Company in 1993; President and Chief
                              Executive Officer of ReliaStar Financial Corp. and
                              ReliaStar Life Insurance Company from 1991 to
                              1993; President and Chief Operating Officer of
                              ReliaStar Financial Corp. from 1989 to 1991;
                              President and Chief Operating Officer of ReliaStar
                              Life Insurance Company from 1986 to 1991; Director and Officer of various subsidiaries of ReliaStar
                              Financial Corp.

     The Executive Committee and Finance Committee of our Board of Directors consists of Directors Flittie, Huneke, Salipante, Crowl and Turner.

EXECUTIVE OFFICERS

John G. Turner        Chairman and Chief Executive Officer
John H. Flittie       Vice Chairman, President and Chief Operating Officer
Richard R. Crowl      Senior Vice President and General Counsel
Wayne R. Huneke       Senior Vice President
Mark S. Jordahl       Senior Vice President and Chief Investment Officer
Kenneth U. Kuk        Senior Vice President
William R. Merriam    Senior Vice President
James R. Miller       Senior Vice President, Chief Financial Officer and
                       Treasurer
Robert C. Salipante   Senior Vice President

     All of the foregoing executive officers have been officers or employees of ours for the past five years, except for James R. Miller, who has been an employee of ours since 1997. However, Mr. Miller has been employed by an affiliate of ours since 1991.


STATE REGULATION

     We are subject to the laws of the State of Minnesota governing insurance companies and to regulation and supervision by the Insurance Division of the State of Minnesota. We file an annual statement in a prescribed form with the Insurance Division each year, and in each state we do business, covering our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to review by the Insurance Division and a full examination of our operations is conducted periodically (usually every three years) by the National Association of Insurance Commissioners. This regulation does not, however, involve supervision or management of our investment practices or policies.

     In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate.

     We are also subject to supervision and verification by the State of Minnesota regarding participating business allocated to the Participation Fund Account, which was established in connection with the reorganization and demutualization of the Company in 1989. The Participation Fund Account was established for the purpose of maintaining the dividend practices relative to certain policies previously issued by the Company's former Mutual Department. The Participation Fund Account is not a separate account as described under Minnesota Statutes Chapter 61A. An annual examination of the Participation Fund Account is made by independent consulting actuaries representing the Insurance Division of the State of Minnesota.


MONTANA RESIDENTS

     If you are a resident of Montana, you should disregard all Policy provisions described in the prospectus that are based on the sex of the Insured. We will issue this Policy in Montana on a unisex basis. You also should disregard references made to the mortality tables applicable to this Policy and substitute these references with an 80% male 20% female blend of the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Last Birthday.


LEGAL PROCEEDINGS

     The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.


BONDING ARRANGEMENTS

     An insurance company blanket bond is maintained providing $25,000,000 coverage for our officers and employees and those of Washington Square Securities, Inc., (WSSI), subject to a $500,000 deductible.


LEGAL MATTERS

     Legal matters in connection with the Variable Account and the Policy described in this Prospectus have been passed upon by Stewart D. Gregg, Esquire, Attorney for the Company.


EXPERTS

     The financial statements of ReliaStar's SELECT*Life Variable Account as of December 31, 1998 and for each of the three years then ended and the annual consolidated financial statements of ReliaStar Life Insurance Company and
subsidiaries included in this Prospectus have been audited by                  ,
independent auditors, as stated in their reports which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Actuarial matters included in this Prospectus have been examined by Craig
A. Krogstad, F.S.A., M.A.A.A., as stated in the opinion filed as an exhibit to the Registration Statement.


REGISTRATION STATEMENT CONTAINS FURTHER INFORMATION

     A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Policies. This Prospectus does not contain all information included in the Registration Statement, its amendments and exhibits. For further information concerning the Variable Account, the Funds, the Policies and us, please refer to the Registration Statement.

     Statements in this Prospectus concerning provisions of the Policy and other legal documents are summaries. Please refer to the documents as filed with the SEC for a complete statement of the provisions of those documents.

     Information may be obtained from the SEC's principal office in Washington, D.C., for a fee it prescribes, or examined there without charge.

FINANCIAL STATEMENTS

     The financial statements for the Variable Account reflect the operations of the Variable Account and its Sub-Accounts as of December 31, 1998 and for each of the three years in the period then ended. The financial statements are audited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the Variable Account.

     The financial statements of ReliaStar Life Insurance Company and subsidiaries which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Life Insurance Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. These financial statements are as of December 31, 1998 and for each of the two years in the period ended December 31, 1998. The financial statements are audited. The periods covered are not necessarily indicative of the longer term performance of the Company.

                                   APPENDIX A


THE FUNDS

     This Appendix provides certain background information about the Funds. The information in this Appendix generally has been extracted from and summarizes information contained in the prospectuses for the Funds. Part I of this Appendix outlines the investment objectives and strategies of each Fund. Part II outlines the characteristics of and certain risks associated with securities that may be invested in by one or more of the Funds. Part III contains performance information for each Sub-Account, adjusted to reflect certain Policy level expenses. The information contained in this Appendix is summary information and is qualified in its entirety by the information contained in the prospectuses for the Funds. FOR MORE COMPLETE INFORMATION ABOUT THE FUNDS AND THE TYPES OF SECURITIES INVESTED IN BY THE FUNDS, YOU SHOULD READ THE APPLICABLE FUND PROSPECTUS. TO OBTAIN FUND PROSPECTUSES, CALL THE COMPANY AT 1 (800) 621-3750.


PART I. FUND DESCRIPTIONS

THE ALGER AMERICAN FUND:

     ALGER AMERICAN GROWTH PORTFOLIO has the investment objective of long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities companies that, at the time of purchase, have total market capitalization of less than $1 billion.

     ALGER AMERICAN MIDCAP GROWTH PORTFOLIO has the investment objective of long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the S&P MidCap 400 Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO has the investment objective of long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index ("Russell Index") or the S&P Small Cap 600 Index ("S&P Index"). Both indexes are broad indexes of small capitalization stocks. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside of the combined range of these indices, and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND (VIP):

     EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. At least 65% of this Portfolio's total assets are invested in these securities. The Portfolio has the flexibility, however, to invest the balance in all types of domestic and foreign securities, including bonds. In choosing its securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

     GROWTH PORTFOLIO seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks. The Portfolio does not place any emphasis on dividend income from its investments, except when the adviser believes that this income will have a favorable influence on the market value of the security. Growth may be measured by factors such as earnings and sales.

     HIGH INCOME PORTFOLIO seeks high current income by investing primarily in all types of income-producing debt securities, preferred stocks, and convertible securities while also considering growth of capital. Typically, the Portfolio invests in lower-rated fixed-income securities (sometimes referred to as "junk bonds"). These securities are considered speculative and involve greater risk of default or price changes due to changes in the issuer's creditworthiness, or they may already be in default. Consult the VIP prospectus for further information on the risks associated with the portfolio's investment in lower-rated fixed income securities.

     MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The Portfolio will invest only in high-quality U.S. dollar denominated money market instruments of domestic and foreign issuers. An investment in the Portfolio is not insured or guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will maintain a stable asset value per share of $1.00.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (VIP II):

     CONTRAFUND PORTFOLIO seeks capital appreciation by investing in companies believed to be under-valued. The Portfolio invests primarily in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

     INDEX 500 PORTFOLIO seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks. However, the Portfolio may not always hold all of the same securities as the S&P 500. The adviser may exclude an index stock if doing so would help the Portfolio achieve its objective. The Portfolio also may purchase short-term debt securities for cash management purposes and may use various techniques, such as stock index futures, to adjust its exposure to the S&P 500.

     INVESTMENT GRADE BOND PORTFOLIO seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade, fixed-income securities.

JANUS ASPEN SERIES:


     AGGRESSIVE GROWTH PORTFOLIO is a nondiversified fund that seeks long-term growth of capital by investing primarily in common stocks. The Portfolio intends to normally invest at least 50% of its equity assets in securities issued by medium-sized companies. The Portfolio is not diversified which means that the Portfolio has the ability to take larger positions in a smaller number of issuers. Because the appreciation or depreciation of a single stock may have a greater impact on the share price of the Portfolio the value of its shares can fluctuate more than a diversified portfolio.


     GROWTH PORTFOLIO is a diversified fund that seeks long-term growth of capital in a manner consistent with the preservation of capital by investing in common stocks of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

     INTERNATIONAL GROWTH PORTFOLIO is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers of any size. The Portfolio normally invests at least 65% of its total assets in issuers from at least five different countries excluding the United States.

     WORLDWIDE GROWTH PORTFOLIO is a diversified fund that seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic issuers of any size. Worldwide Growth Portfolio normally invests in issuers from at least five different countries, including the United States.


NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("AMT"):

     AMT is a series investment company, and is a "feeder" fund in a "master-feeder" structure. Each Portfolio of AMT currently invests all of its net investible assets in a corresponding series of Advisers Managers Trust, the "master" fund. The "master" fund has the same investment objective, policies, and limitations as the Portfolio.

     LIMITED MATURITY BOND PORTFOLIO seeks to provide the highest current income consistent with low risk to principal and liquidity; and secondarily, total return. The Portfolio invests in a diversified portfolio of short- to intermediate-term debt securities primarily consisting of U.S. Government and Agency securities and investment grade debt securities issued by financial institutions, corporations, and others. Securities in which the Portfolio may invest include mortgage-backed and asset backed securities, repurchase agreements with respect to U.S. Government and Agency securities, and foreign investments. The Portfolio may also invest in fixed, variable or inflation-indexed debt securities.

     PARTNERS PORTFOLIO seeks capital growth through an investment approach that is designed to increase capital with reasonable risk. The Portfolio invests principally in common stocks of medium to large capitalization established companies, using a value-oriented approach. Neuberger Berman Management looks for securities believed to be undervalued based on strong fundamentals, including a low price-to-earnings ratio, consistent cash flow, and the company's track record through all parts of the market cycle. Up to 15% of the Portfolio's net assets measured at the time of investment may be invested in corporate debt securities that are below investment grade or in comparable unrated securities. Securities rated below investment grade, as well as comparable unrated securities, are often considered to be speculative and usually entail greater risk.

     SOCIALLY RESPONSIVE PORTFOLIO is a diversified portfolio that seeks long-term capital appreciation. The Portfolio invests in common stocks of medium and large-cap companies using a value oriented investment approach. Companies in which the Portfolio will invest must meet both financial and social screening criteria.


NORTHSTAR GALAXY TRUST (NORTHSTAR):


     NORTHSTAR GALAXY TRUST EMERGING GROWTH PORTFOLIO is a diversified portfolio with an investment objective of seeking long-term capital appreciation. This Portfolio will seek to achieve its objective by investing primarily in small to mid-sized companies that the portfolio manager feels have above average prospects for growth.


     NORTHSTAR GALAXY TRUST GROWTH + VALUE PORTFOLIO is a diversified portfolio with an investment objective of long-term growth of capital through investments in equity securities of companies that are believed to provide above average potential for capital appreciation.

     NORTHSTAR GALAXY TRUST HIGH YIELD BOND PORTFOLIO is a diversified portfolio with an investment objective of seeking high income by investing predominantly in high-yield, high-risk, lower-rated U.S. dollar denominated debt securities. These securities are commonly known as "junk bonds." It is the Portfolio's policy, while investing in income producing securities, also to maximize total return from a combination of income and capital appreciation. Most of the securities in which the Portfolio invests are rated, at the time of investment, at least Caa by Moody's Investors Service, Inc. ("Moody's") or CCC by Standard & Poor's ("S&P") or, if not rated, are of comparable quality in the opinion of the investment adviser. The Portfolio may, however, invest up to 10% and hold up to 25% of its assets in securities in the lowest ratings categories of Moody's and S&P, which are "C" in the case of Moody's and "D" in the case of S&P.


     NORTHSTAR GALAXY TRUST INTERNATIONAL VALUE PORTFOLIO is a diversified portfolio with the objective of long-term capital appreciation. The Portfolio invests primarily in equity securities of foreign companies with a market capitalization of greater than $1 billion, but may hold up to 25% of its assets in companies with smaller market capitalization. It generally invests at least 65% of its total assets in equities of issuers located in at least three countries other than the U.S., including Western Europe, North and South America, Australia, Asia and other nations.

     NORTHSTAR GALAXY TRUST MULTI-SECTOR BOND PORTFOLIO is a diversified portfolio with an investment objective of maximizing current income. The Portfolio will seek to achieve its objective by investment in the following sectors of the fixed income securities markets: (a) securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities; (b) investment grade corporate debt securities; (c) investment grade or comparable quality debt securities issued by foreign corporate issuers, and securities issued by foreign governments and their political subdivisions, limited to 35% of assets determined at the time of investment; and (d) high yield-high risk fixed income securities of U.S. and foreign issuers, limited to 50% of assets determined at the time of investment.


OCC ACCUMULATION TRUST:

     EQUITY PORTFOLIO seeks long-term capital appreciation through investment in securities (primarily equity securities) of companies that are believed by the Manager to be undervalued in the marketplace in relation to factors such as the companies' assets or earnings. It is the manager's intention to invest in securities of companies which in the Manager's opinion possess one or more of the following characteristics: undervalued assets, valuable consumer or commercial franchises, securities valuation below peer companies, substantial and growing cash flow and/or a favorable price to book value relationship. The Portfolio will invest primarily in stocks listed on the New York Stock Exchange. In addition, it may also purchase securities listed on other domestic securities exchanges, securities traded in the domestic over-the-counter market and foreign securities provided that they are listed on a domestic or foreign securities exchange or represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

     GLOBAL EQUITY PORTFOLIO seeks long-term capital appreciation through pursuit of a global investment strategy primarily involving equity securities. The Portfolio may invest anywhere in the world with no requirement that any specific percentage of its assets be committed to any given country. Under normal circumstances, at least 65% of the Portfolio's total assets will be invested in equity securities in at least three different countries, one of which may be the United States. Opportunities for capital appreciation may also be presented by debt securities. The Portfolio may invest up to 35% of its total assets in debt obligations with remaining maturities of one year or more of U.S. or foreign corporate, governmental or bank issuers. It is the present intention of the Portfolio, although not a fundamental policy, not to invest more than 5% of its total assets in debt securities rated below investment-grade. Although there is no minimum rating for this category of debt instruments, the Portfolio does not intend to invest in bonds which are in default.

     MANAGED PORTFOLIO seeks to achieve growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Manager's assessments of the relative outlook for such investments. In seeking to achieve its investment objective, the types of equity securities in which the Portfolio may invest are likely to be the same as those in which the Equity Portfolio invests, although securities of the type in which the Small Cap Portfolio invests may, to a lesser extent, be included. Debt securities are expected to be predominately investment grade intermediate to long-term U.S. Government and corporate debt, although the Portfolio will also invest in high quality short-term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Manager deems it advisable in order to preserve capital. In addition, the Portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipt listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

     SMALL CAP PORTFOLIO seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. The Portfolio may purchase securities in initial public offerings, or shortly after such offerings have been completed, when the Manager believes that such securities have greater-than-average market appreciation potential. Under normal circumstances at least 65% of the Portfolio's assets will be invested in equity securities. The majority of securities purchased by the Portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell securities. In addition, the Portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.


PUTNAM VARIABLE TRUST:


     PUTNAM VT GROWTH AND INCOME FUND seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both. The Fund may also purchase corporate bonds, notes and debentures, preferred stocks, convertible securities or U.S. government securities. The types of securities held by the Fund may vary from time to time in light of the Fund's investment objectives, changes in interest rates, and economic and other factors. The Fund is not diversified. This means that since the Fund's assets are concentrated in the utilities industries, the value of its shares can be expected to change in response to factors affecting those industries.

     PUTNAM VT NEW OPPORTUNITIES FUND seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

     PUTNAM VT VOYAGER FUND seeks capital appreciation by investing primarily in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

PART II. FUND PORTFOLIO INVESTMENTS

     Consistent with their investment objectives, the Funds may purchase various types of financial instruments. The following are descriptions of certain types of securities that may be purchased by the Funds and certain trading practices which may be engaged in by the Funds. For a more complete description of Fund investments and investment practices, you should consult the prospectuses for the Funds. TO OBTAIN A FUND PROSPECTUS, CONTACT 1 (800) 621-3750.

     DEBT SECURITIES: Certain of the Funds may invest in debt securities. Debt securities such as bonds are used by issuers to borrow money from investors. The issuer generally pays the investor a fixed, variable, or floating rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values.


     Debt securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes.

     JUNK BONDS: Lower-quality debt securities (sometimes called "junk bonds") are considered to have speculative characteristics and involve greater risk of default or price changes due to changes in the issuer's creditworthiness, or they may already be in default. The market prices of these securities may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty. Lower-quality securities may be thinly traded, making them difficult to sell promptly at an acceptable price. Adverse publicity and changing investor perceptions may affect the ability to obtain prices for or to sell these securities.


     The default rate of lower-quality debt securities is likely to be higher when issuers have difficulty meeting projected goals or obtaining additional financing. This could occur during economic recessions or periods of high interest rates.

     FOREIGN SECURITIES: Certain of the Funds may invest in foreign securities. Investing in foreign securities involves special risks. These include currency fluctuations, political or economic instability in the country of issue and the possible imposition of exchange controls or other laws or restrictions. In addition, securities prices in foreign markets are generally subject to different economic, financial, political and social factors than are the prices of securities in U.S. markets. With respect to some foreign countries there may be the possibility of expropriation or confiscatory taxation, limitations on liquidity of securities or political or economic developments which could affect the foreign investment.

     Further, securities of foreign issuers generally will not be registered with the SEC, and such issuers will generally not be subject to the SEC's reporting requirements. Accordingly, there is likely to be less publicly available information concerning certain of the foreign issuers of securities than is available concerning U.S. companies. Foreign companies are also generally not subject to uniform accounting, auditing and financial reporting standards or to practices and requirements comparable to these applicable to U.S. companies. There may also be less government supervision and regulation of foreign broker-dealers, financial institutions and listed companies than exists in the U.S. These factors could make foreign investments, especially those in developing countries, more volatile.

     EMERGING SECURITIES MARKETS: Certain of the Funds may invest in emerging securities markets. Investing in emerging securities markets involves risks which are in addition to the usual risks inherent in foreign investments. Some emerging markets countries may have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be traded internationally. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. Devaluations in the currencies in which portfolio securities are denominated may have a detrimental impact.

     Some countries with emerging securities markets have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some countries may differ favorably or unfavorably from the U.S. economy in such respects as rate of growth of gross domestic product, the rate of inflation, capital reinvestment, resource self-sufficiency, number and depth of industries forming the economy's base, governmental controls and investment restrictions that are subject to political change and balance of payments position. Further, there may be greater difficulties or restrictions with respect to investments made in emerging markets countries.

     Emerging securities markets typically have substantially less volume than U.S. markets, and securities in many of such markets are less liquid, and their prices often are more volatile than securities of comparable U.S. companies. Such markets often have different clearance and settlement procedures for securities transactions, and in some markets there have been times when settlements have been unable to keep pace with the volume of transactions, making it difficult to conduct transactions. Delays in settlement could result in temporary periods when assets may be uninvested. Settlement problems in emerging markets countries also could result in missed investment opportunities. Satisfactory custodial services may not be available in some emerging markets countries, which may result in additional costs and delays in the transportation and custody of such securities.

     FUTURES, OPTIONS AND OTHER DERIVATIVE INSTRUMENTS: Certain of the Funds may enter into futures contracts on securities, financial indices and foreign currencies and options on such contracts ("futures contracts") and may invest in options on securities, financial indices and foreign currencies ("options"), forward contracts and interest rate swaps and swap-related products (collectively "derivative instruments").

     The use of derivative instruments exposes the Funds to additional investment risks and transactions costs. Risks inherent in the use of derivative instruments include:

     * the risk that interest rates, securities prices and currency markets will not move in the direction that a portfolio manager anticipates;

     * imperfect correlation between the price of derivative instruments and movements in the prices of the securities, interest rates or currencies being hedged;

     * the fact that skills needed to use these strategies are different from those needed to select portfolio securities;

     * inability to close out certain hedged positions to avoid adverse tax consequences;

     * the possible absence of a liquid secondary market for any particular instrument and possible exchange-imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired;

     * leverage risk, that is, the risk that adverse price movements in an instrument can result in a loss substantially greater than the initial investment in that instrument (in some cases, the potential loss is unlimited); and

     * particularly in the case of privately negotiated instruments, the risk that the counterparty will fail to perform its obligations, which could leave a Fund worse off than if it had not entered into the position.

     When a Fund invests in a derivative instrument, it may be required to segregate cash and other liquid assets or certain portfolio securities with its custodian to "cover" the Fund's position. Segregating assets could diminish the Fund's return due to the opportunity losses of foregoing other potential investments with the segregated assets.

     ILLIQUID SECURITIES: From time to time, certain of the Funds may invest in illiquid or restricted securities. An investment may be illiquid because of the absence of an active trading market, making it difficult to sell promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933 or sold pursuant to an exemption from registration. Illiquid securities may also include commercial paper under
Section 4(2) of the Securities Act of 1933, and Rule 144A securities (restricted securities that may be traded freely among qualified institutional buyers pursuant to an exemption from the registration requirements of the securities laws).

     MORTGAGE-BACKED SECURITIES: Certain of the Funds may invest in securities that directly or indirectly represent an ownership participation in, or are secured by and payable from, mortgage loans on real property ("Mortgage-Backed Securities"). Mortgage pass-through securities differ from conventional debt securities, which provide for periodic payment of interest in fixed amounts (usually semi-annually) and principal payments at maturity or on specified call dates. Mortgage pass-through securities provide for monthly payments that are a "pass-through" of the monthly interest and principal payments, including any repayments made by the individual borrowers on the pooled mortgage loans, net of any fees paid to the guarantor of such securities and the servicer of the underlying mortgage loans. The underlying mortgages may be prepaid at any time and such payments are passed through to the certificate holder as a prepayment of principal. As a result, if a Fund purchases such a Mortgage-Backed Security at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity. Accelerated prepayments on Mortgage-Backed Securities purchased at premium also impose a risk of loss of principal because the premium may not have been fully amortized at the time the principal is repaid in full. Conversely, if a Fund purchases a Mortgage-Backed Security at a discount, faster than expected prepayments will increase, while slower than expected prepayment will reduce, yield to maturity.

     Generally, prepayments on fixed rate mortgage loans will increase during a period of falling interest rates and decrease during a period of rising interest rates. Mortgage-Backed Securities may decrease in value as a result of increases in interest rates and may benefit less than other fixed income securities from declining interest rates because of the risk of prepayment.

     Certain of the Funds may invest in CMOs and certain stripped mortgage-backed securities. CMOs represent participations in, or are secured by, mortgage loans. CMOs are issued with a number of classes or series that have different maturities and that may represent interests in some or all of the interest or principal on the underlying collateral. Payment of interest or principal on some classes or series of CMOs may be subject to contingencies or some classes or series may bear some or all of the risk of default on the underlying mortgages. CMOs of different classes or series are generally retired in sequence as the underlying mortgage loans in the mortgage pool are repaid. If enough mortgages are repaid ahead of schedule, the classes or series of a CMO with the earliest maturities generally will be retired prior to their maturities. Thus, the early retirement of particular classes or series of a CMO would have the same effect as the prepayment of mortgages underlying other mortgage-backed securities. Conversely, slower than anticipated prepayments can extend the effective maturities of CMOs, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of a fund.

     Stripped mortgage-backed securities are usually structured with two or more classes that receive different portions of the interest and principal distributions on a pool of mortgage loans. For example, a fund may invest in an interest-only or "IO" class or a principal-only or "PO" class. The yield to maturity on an IO or PO class of stripped mortgage-backed securities is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the underlying assets. A rapid rate of principal prepayments may have a measurably adverse effect on a fund's yield to maturity to the extent it invests in IOs. If the assets underlying the IOs experience greater than anticipated prepayments of principal, a fund may fail to recoup fully its initial investment in these securities. Conversely, POs tend to increase in value if prepayments are greater than anticipated and decline if prepayments are slower than anticipated. The secondary market for stripped mortgage-backed securities may be more volatile and less liquid than that for other mortgage-backed securities, potentially limiting a fund's ability to buy or sell those securities at any particular time.

     ASSET-BACKED SECURITIES: Certain Funds may invest in asset-backed securities. Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited. Asset-backed securities have yield and maturity characteristics corresponding to the underlying assets.

     Asset-backed securities are less effective than other types of securities as a means of "locking in" attractive long-term interest rates. One reason is the need to reinvest prepayments of principal; another is the possibility of significant unscheduled prepayments resulting from declines in interest rates. These prepayments would have to be reinvested at lower rates. As a result, these securities may have less potential for capital appreciation during periods of declining interest rates than other securities of comparable maturities, although they may have a similar risk of decline in market value during periods of rising interest rates. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of a Fund.

     Prepayments may cause losses on securities purchased at a premium.

     SMALLER COMPANIES: Certain of the Funds may invest in securities issued by smaller companies. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. They may lack depth of management, be unable to generate funds necessary for growth or potential development, or they may be developing or marketing new products or services for which markets are not yet established and may never become established. In addition, such companies may be insignificant factors in their industries and may be subject to intense competition from larger or more established companies. Securities of smaller or newer companies may have more limited trading markets than the markets for securities of larger or more established issuers, and may be subject to wider price fluctuations. Investments in such companies tend to be more volatile and somewhat more speculative.

     PORTFOLIO SECURITIES LENDING: In order to generate income and to offset expenses, certain of the Funds may lend portfolio securities to brokers, dealers and other financial organizations. Such loans typically will be continuously secured by collateral at least equal to the value of the securities loaned. Default by the borrower could result in delays, costs and/or losses in disposing of the collateral or recovering the loaned securities and, should the borrower fail financially, possible loss of rights in the collateral.

PART III. SUB-ACCOUNT PERFORMANCE INFORMATION

                    SELECT*LIFE IV SUB-ACCOUNT PERFORMANCE
                               December 31, 1998

                                                                                                              SINCE
                                                                      AVERAGE ANNUAL TOTAL RETURN(1)       ADDITION OF
                                                          FUND                                   SINCE     FUND OPTION
TRUST NAME AND PORTFOLIO NAME                          INCEPTION                               INCEPTION   TO VARIABLE
(VARIABLE ACCOUNT INCEPTION)(2):                         DATE(3)    1 YEAR   5 YEAR   10 YEAR    OF FUND     ACCOUNT
-------------------------------                        ---------    ------   ------   -------  ---------   -----------
The Alger American Fund:
 Alger American Growth Portfolio [date] .............  01/09/89      ___%     ___%      n/a       ___%         ___%
 Alger American MidCap Growth
  Portfolio [date] ..................................  05/03/89      ___%     ___%      n/a       ___%         ___%
 Alger American Small Capitalization
  Portfolio [date] ..................................  09/21/88      ___%     ___%      ___%      ___%         ___%

Fidelity's Variable Insurance Products Fund (VIP)
 VIP Equity-Income Portfolio [date] .................  10/09/86      ___%     ___%      ___%      ___%         ___%
 VIP Growth Portfolio [date] ........................  10/09/86      ___%     ___%      ___%      ___%         ___%
 VIP High Income Portfolio [date] ...................  09/19/85      ___%     ___%      ___%      ___%         ___%
 VIP Money Market Portfolio [date] ..................  04/01/82      ___%     ___%      ___%      ___%         ___%

Fidelity's Variable Insurance Products Fund II
 (VIP II)
 VIP II Contrafund Portfolio [date] .................  01/03/95      ___%     n/a       n/a       ___%         ___%
 VIP II Index 500 Portfolio [date] ..................  08/27/92      ___%     ___%      n/a       ___%         ___%
 VIP II Investment Grade Bond
  Portfolio [date] ..................................  12/05/88      ___%     ___%      n/a       ___%         ___%

Janus Aspen Series:
 Aggressive Growth Portfolio [date] .................  09/13/93      ___%     ___%      n/a       ___%         ___%
 Growth Portfolio [date] ............................  09/13/93      ___%     ___%      n/a       ___%         ___%
 International Growth Portfolio [date] ..............  05/02/94      ___%     n/a       n/a       ___%         ___%
 Worldwide Growth Portfolio [date] ..................  09/13/93      ___%     ___%      n/a       ___%         ___%

Neuberger Berman Advisers Management Trust:
 Limited Maturity Bond Portfolio [date] .............  09/10/84      ___%     ___%      ___%      ___%         ___%
 Partners Portfolio [date] ..........................  03/22/94      ___%     n/a       n/a       ___%         ___%
 Socially Responsive Portfolio [date] ...............  08/19/98      n/a      n/a       n/a       ___%         ___%

Northstar Galaxy Trust:
 Northstar Galaxy Trust Emerging Growth
  Portfolio(4) [date] ...............................  05/06/94      ___%     n/a       n/a       ___%         ___%
 Northstar Galaxy Trust Growth + Value
  Portfolio [date] ..................................  05/06/94      ___%     n/a       n/a       ___%         ___%
 Northstar Galaxy Trust High Yield Bond
  Portfolio [date] ..................................  05/06/94      ___%     n/a       n/a       ___%         ___%
 Northstar Galaxy Trust International Value
  Portfolio [date] ..................................  08/08/97      ___%     n/a       n/a       ___%         ___%
 Northstar Galaxy Trust Multi-Sector Bond
  Portfolio .........................................  05/06/94      ___%     n/a       n/a       ___%         ___%

OCC Accumulation Trust:(5)
 Equity Portfolio [date] ............................  08/01/88      ___%     ___%      ___%      ___%         ___%
 Global Equity Portfolio [date] .....................  03/01/95      ___%     n/a       n/a       ___%         ___%
 Managed Portfolio [date] ...........................  08/01/88      ___%     ___%      ___%      ___%         ___%
 Small Cap Portfolio [date] .........................  08/01/88      ___%     ___%      ___%      ___%         ___%

Putnam Variable Trust:
 Putnam VT Growth and Income Fund [date] ............  02/01/88      ___%     ___%      ___%      ___%         ___%
 Putnam VT New Opportunities Fund [date] ............  05/02/92      ___%     n/a       n/a       ___%         ___%
 Putnam VT Voyager Fund [date] ......................  02/01/88      ___%     ___%      ___%      ___%         ___%

     Performance of certain of the Funds reflects a voluntary expense
limitation, as described in "           " at page   . Without these voluntary
limitations the total returns would have been lower. Past performance is not a guarantee of future results. The value of sub-account units, when redeemed, may be worth more or less than their original cost.

(1) These performance figures are based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the Funds. Performance figures are calculated net of mortality and expense risk charges, investment advisory fees, and other Fund portfolio expenses. Premium expense charges, cost of insurance, administrative charges and contingent deferred charges have not been deducted. If reflected, these charges would reduce the quoted returns, particularly in the early years of a contract. Return figures assume reinvestment of dividends and capital gain distributions. Since the values in the variable sub-accounts fluctuate, the cash value can be greater or less than the total premiums paid under the contract at any time. Investment performance figures are historical and are not intended to predict future performance.

(2) Variable Account Inception Date for a particular Fund is the date that a Fund first became available through the Variable Account. This date may be before the date that the policies were first offered for sale.

(3)  Fund Inception Date is the date the underlying Fund was established.

(4) The Northstar Galaxy Trust Emerging Growth Portfolio (formerly the Northstar Galaxy Trust Income and Growth Portfolio) operated under an investment objective of seeking income balanced with capital appreciation from inception through November 8, 1998, when the investment objective was modified to seeking long-term capital appreciation.

(5) On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation trust (the Old Trust) was effectively divided into two investment funds -- The Old Trust and the Present Trust, OCC Accumulation Trust, (the Present Trust) -- at which time the Present Trust commenced operations. For the period prior to September 16, 1994, the performance figures for the Equity Portfolio, Managed Portfolio, and Small Cap Portfolio of the Present Trust reflect the performance of the Equity Portfolio, Managed Portfolio, and Small Cap Portfolio of the Old Trust.

                                   APPENDIX B

                                THE FIXED ACCOUNT

     The Fixed Account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of the assets of the Fixed Account.

     Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts and as a result the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


     We guarantee both principal and interest on amounts credited to the Fixed Account. We credit interest at an effective annual rate of at least 3%, independent of the investment experience of the Fixed Account. From time to time, we may guarantee interest at a rate higher than 3%.

     ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR A GIVEN YEAR.


     We do not use a specific formula for determining excess interest credits. However, we consider the following:

     *    General economic trends,

     *    Rates of return currently available on our investments,

     * Rates of return anticipated in our investments, regulatory and tax factors, and

     *    Competitive factors.

     We are not aware of any statutory limitations to the maximum amount of interest we may credit and our Board of Directors has not set any limitations.

     The Fixed Accumulation Value of the Policy is the sum of the Net Premiums credited to the Fixed Account. It is increased by transfers and Loan Amounts from the Variable Account, and interest credits. It is decreased by Monthly Deductions and partial withdrawals taken from the Fixed Account and transfers to the Variable Account. The Fixed Accumulation Value will be calculated at least monthly on the monthly anniversary date.

     You may transfer all or part of your Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

     * The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.

     * The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.

     * No more than 50% of the Fixed Accumulation Value (minus any Loan Amount) may be transferred unless the balance, after the transfer, would be less than $1,000. If the balance would be less than $1,000, the full Fixed Accumulation Value (minus any Loan Amount) may be transferred.

     *    You must transfer at least:

          -- $500, or

          -- the total Fixed Accumulation Value (minus any Loan Amount) if less than $500.

     We make the Monthly Deduction from your Fixed Accumulation Value in proportion to the total Accumulation Value of the Policy.

     The Surrender Charge described in the Prospectus applies to the total Accumulation Value, which includes the Fixed Accumulation Value. If the Owner surrenders the Policy for its Cash Surrender Value, the Fixed Accumulation Value will be reduced by any applicable Surrender Charge, any Loan Amount and unpaid Monthly Deductions applicable to the Fixed Account.

                                   APPENDIX C

                        CALCULATION OF ACCUMULATION VALUE

     The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value.


VARIABLE ACCUMULATION VALUE

     The Variable Accumulation Value is the total of your values in each Sub-Account. The value for each Sub-Account is equal to:

1 multiplied by 2, where:

1
Is your current number of Accumulation Units (described below).

2
Is the current Unit Value (described below).

     The Variable Accumulation Value will vary from Valuation Date to Valuation Date (described below) reflecting changes in 1 and 2 above.

     ACCUMULATION UNITS. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

     The number of Accumulation Units for a Sub-Account increases when:

     *    Net Premiums are credited to that Sub-Account; or

     * Transfers from the Fixed Account or other Sub-Accounts are credited to that Sub-Account.

     The number of Accumulation Units for a Sub-Account decreases when:

     *    You take out a Policy loan from that Sub-Account;

     *    You take a partial withdrawal from that Sub-Account;

     *    We take a portion of the Monthly Deduction from that Sub-Account; or

     * Transfers are made from that Sub-Account to the Fixed Account or other Sub-Accounts.

     UNIT VALUE. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account (described below) for the Valuation Period (described below) ending on that Valuation Date. The Unit Value was initially set at $10 when the Sub-Account first purchased Fund shares.

     NET INVESTMENT FACTOR. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment Factor is greater than one, the Unit Value is increased. If the Net Investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing 1 by 2.

(1 \d 2), where:

1
Is the result of:

     * The net asset value per share of the Fund shares in which the Sub-Account invests, determined at the end of the current Valuation Period;

     * Plus the per share amount of any dividend or capital gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

     * Plus or minus a per share charge or credit for any taxes reserved which we determine has resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

2 Is the result of:

     * The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

     * Plus or minus a per share charge or credit for any taxes reserved for during the last prior Valuation Period which we determine resulted from the investment operations of the Sub-Account and was applicable to the Policy.

     VALUATION DATE; VALUATION PERIOD. A Valuation Date is each day the New York Stock Exchange is open for trading. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business on the next Valuation Date.

FIXED ACCUMULATION VALUE
     The Fixed Accumulation Value on the Policy Date is your Net Premium credited to the Fixed Account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

     After the Policy Date, the Fixed Accumulation Value is calculated as:

1 + 2 + 3 + 4 - 5 - 6, where:

1
Is the Fixed Accumulation Value on the preceding Monthly Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

2
Is the total of your Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

3
Is the total of your transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

4
Is the total of your Loan Amounts transferred from the Variable Account since the preceding Monthly Anniversary.

5
Is the total of your transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

6
Is the total of your partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of withdrawal to the date of the calculation.

     If the date of the calculation is a Monthly Anniversary, we also reduce the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.

     The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 3%. Interest in excess of the minimum rate may be applied in the calculation of your Fixed Accumulation Value in a manner which our Board of Directors determines.

                                   APPENDIX D

             ILLUSTRATION OF ACCUMULATION VALUES, SURRENDER CHARGES,
                    CASH SURRENDER VALUES, AND DEATH BENEFITS

     The following tables illustrate how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy may change with the investment experience of the Variable Account. The tables show how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy issued to a hypothetical Insured (who pays the given Planned Periodic Premiums annually) would vary over time if the investment return of the assets held in the Funds were a uniform, gross, after-tax, annual rate of 0 percent, 6 percent or 12 percent.


     The tables on pages D-3 through D-11 illustrate a Policy issued to a male Age 40, in a standard Rate Class and qualifying for nonsmoker rates. The Accumulation Values, Cash Surrender Values, and Death Benefits would be lower if the Insured was in a substandard Rate Class or did not qualify for the nonsmoker rates because the cost of insurance would be increased. The Accumulation Values, Cash Surrender Values and Death Benefits would be different from those shown if the gross annual investment returns averaged 0 percent, 6 percent, and 12 percent over a period of years, but fluctuated above and below those averages for individual Policy Years.

     Within the tables, the second and fifth columns illustrate the Accumulation Value of the Policy over the designated period. The Accumulation Value is the total amount that a Policy provides for investment at any time. The third and sixth columns illustrate the Cash Surrender Value of a Policy over the designated period. The Cash Surrender Value is equal to the Accumulation Value less any Surrender Charges, Loan Amount (assumed to be zero in these illustrations) and unpaid Monthly Deductions (also assumed to be zero). The fourth and seventh columns illustrate the Death Benefit of a Policy over the designated period. The second, third, and fourth columns assume that throughout the life of the Policy, the monthly charge for the cost of insurance, the Monthly Mortality and Expense Charge and the Monthly Administrative Charge are based upon the maximums (i.e., guaranteed) permitted in the policy. The maximum allowable cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables for Nonsmokers and Smokers. The fifth, sixth, and seventh columns assume that the monthly charge for cost of insurance, the Monthly Mortality and Expense Charge, and the Monthly Administrative Charge are based on the current amounts expected to be charged. The Death Benefits also vary between tables depending upon whether the Level Amount Death Benefit Option (Tables at pages D-3 through D-5) or the Variable Amount Death Benefit Option (Tables at pages D-6 through D-8) or the Face Amount Plus Premium Amount Option (Tables at Pages D-9 through D-11) is illustrated.

     The amounts shown for the Accumulation Values, Cash Surrender Values, and Death Benefits reflect the fact that the net investment return of the Sub-Accounts of the Variable Account is lower than the gross, after-tax return on the assets held in the Funds as a result of the Funds' operating expenses. The values shown take into account the daily total operating expenses paid by the three Funds available through The Alger American Fund, the four portfolios of the Fidelity VIP, the three portfolios of the Fidelity VIP II, the four funds of the Janus Aspen Series, the three funds of the Neuberger Berman Advisors Management Trust, the four funds available through Northstar Galaxy Trust, the four funds of the OCC Accumulation Trust, and the three funds of Putnam Variable
Trust, which together are assumed to be at an average annual rate of     % for
all years. This figure is derived based on a simple average of the Funds' 1998 operating expenses net of any limitations on such expenses paid by the Funds. Thus, the illustrated gross annual investment rates of return of 0 percent, 6 percent, and 12 percent correspond to approximate net annual rates of return of
     %,     %, and     %, respectively. Without such expense reimbursements,
total expenses would be      %. Hypothetical Accumulation Values, Cash Surrender
Values and the Death Benefits may be lower without the expense reimbursement. Expense reimbursements are voluntary. While it is currently anticipated that expense reimbursements will continue past the current year, there is no assurance of ongoing reimbursements.


     The hypothetical values shown in the tables do not reflect any charges for Federal income taxes attributable to the Variable Account because we do not currently make any such charges. However, such charges may be made in the future and, in that event, the gross annual investment return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Accumulation Values, Cash Surrender Values, and Death Benefits illustrated. (See section entitled "Federal Tax Matters" in the prospectus).

     The tables illustrate the Policy values that would result based upon the hypothetical rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfers have been made, and total operating expenses of the Funds continue as anticipated. Actual results will depend on the expenses and performance of the investment choice made by the owner.


     Upon request, we will provide a comparable illustration based upon the proposed Insured's Age, sex, underwriting classification, the Face Amount and Planned Periodic Premium schedule requested, and any available riders requested.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                           LEVEL DEATH BENEFIT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 0%

                        GUARANTEED COSTS                                CURRENT COSTS
           ------------------------------------------     ------------------------------------------
           ACCUMULATION    CASH SURRENDER      DEATH      ACCUMULATION    CASH SURRENDER     DEATH
POLICY         VALUE            VALUE         BENEFIT         VALUE            VALUE        BENEFIT
 YEAR         (1) (2)          (1) (2)        (1) (2)        (1) (2)          (1) (2)       (1) (2)
------     ------------    --------------     -------     ------------    --------------    --------
   1                                          100,000*                                      100,000*
   2                                          100,000*                                      100,000*
   3                                          100,000*                                       100,000
   4                                          100,000                                        100,000
   5                                          100,000                                        100,000
   6                                          100,000                                        100,000
   7                                          100,000                                        100,000
   8                                          100,000                                        100,000
   9                                          100,000                                        100,000
  10                                          100,000                                        100,000
  11                                          100,000                                        100,000
  12                                          100,000                                        100,000
  13                                          100,000                                        100,000
  14                                          100,000                                        100,000
  15                                          100,000                                        100,000
  20                                          100,000                                        100,000
 AGE
  70               0                0               0                                        100,000
  **

--------------------------------------------------------------------------------
(1) Assumes a $1,200.00 premium (which exceeds the Annualized Minimum Monthly Premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient Cash Surrender Value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown. Therefore, the Policy remains in force even though the Cash Surrender Value is zero.

**   Policy terminates prior to age 75.

     THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                           LEVEL DEATH BENEFIT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 6%

                        GUARANTEED COSTS                                CURRENT COSTS
           ------------------------------------------     ------------------------------------------
           ACCUMULATION    CASH SURRENDER      DEATH      ACCUMULATION    CASH SURRENDER     DEATH
POLICY         VALUE            VALUE         BENEFIT         VALUE            VALUE        BENEFIT
 YEAR         (1) (2)          (1) (2)        (1) (2)        (1) (2)          (1) (2)       (1) (2)
------     ------------    --------------     -------     ------------    --------------    --------
   1                                          100,000*                                      100,000*
   2                                          100,000*                                      100,000
   3                                          100,000                                       100,000
   4                                          100,000                                       100,000
   5                                          100,000                                       100,000
   6                                          100,000                                       100,000
   7                                          100,000                                       100,000
   8                                          100,000                                       100,000
   9                                          100,000                                       100,000
  10                                          100,000                                       100,000
  11                                          100,000                                       100,000
  12                                          100,000                                       100,000
  13                                          100,000                                       100,000
  14                                          100,000                                       100,000
  15                                          100,000                                       100,000
  20                                          100,000                                       100,000
 AGE
  70                                          100,000                                       100,000
  75                                          100,000                                       100,000
  80                0                 0             0                                       100,000
  **

--------------------------------------------------------------------------------
(1) Assumes a $1,200.00 premium (which exceeds the Annualized Minimum Monthly Premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient Cash Surrender Value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown. Therefore, the Policy remains in force even though the Cash Surrender Value is zero.

**   Policy terminates prior to age 85.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                           LEVEL DEATH BENEFIT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                        GUARANTEED COSTS                                CURRENT COSTS
           ------------------------------------------     ------------------------------------------
           ACCUMULATION    CASH SURRENDER      DEATH      ACCUMULATION    CASH SURRENDER     DEATH
POLICY         VALUE            VALUE         BENEFIT         VALUE            VALUE        BENEFIT
 YEAR         (1) (2)          (1) (2)        (1) (2)        (1) (2)          (1) (2)       (1) (2)
------     ------------    --------------     -------     ------------    --------------    --------
   1                                          100,000*                                      100,000*
   2                                          100,000                                       100,000
   3                                          100,000                                       100,000
   4                                          100,000                                       100,000
   5                                          100,000                                       100,000
   6                                          100,000                                       100,000
   7                                          100,000                                       100,000
   8                                          100,000                                       100,000
   9                                          100,000                                       100,000
  10                                          100,000                                       100,000
  11                                          100,000                                       100,000
  12                                          100,000                                       100,000
  13                                          100,000                                       100,000
  14                                          100,000                                       100,000
  15                                          100,000                                       100,000
  20                                          100,000                                       100,000
 AGE
  70
  75
  80
  85
  90
  95

--------------------------------------------------------------------------------
(1) Assumes a $1,200.00 premium (which exceeds the Annualized Minimum Monthly Premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient Cash Surrender Value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown. Therefore, the Policy remains in force even though the Cash Surrender Value is zero.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                          VARIABLE DEATH BENEFIT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 0%

                        GUARANTEED COSTS                                CURRENT COSTS
           ------------------------------------------     ------------------------------------------
           ACCUMULATION    CASH SURRENDER      DEATH      ACCUMULATION    CASH SURRENDER     DEATH
POLICY         VALUE            VALUE         BENEFIT         VALUE            VALUE        BENEFIT
 YEAR         (1) (2)          (1) (2)        (1) (2)        (1) (2)          (1) (2)       (1) (2)
------     ------------    --------------     -------     ------------    --------------    --------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  20
  AGE
  70               0                 0            0
  **

--------------------------------------------------------------------------------
(1) Assumes a $1,200.00 premium (which exceeds the Annualized Minimum Monthly Premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient Cash Surrender Value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown. Therefore, the Policy remains in force even though the Cash Surrender Value is zero.

**   Policy terminates prior to age 75.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                          VARIABLE DEATH BENEFIT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 6%

                        GUARANTEED COSTS                                CURRENT COSTS
           ------------------------------------------     ------------------------------------------
           ACCUMULATION    CASH SURRENDER      DEATH      ACCUMULATION    CASH SURRENDER     DEATH
POLICY         VALUE            VALUE         BENEFIT         VALUE            VALUE        BENEFIT
 YEAR         (1) (2)          (1) (2)        (1) (2)        (1) (2)          (1) (2)       (1) (2)
------     ------------    --------------     -------     ------------    --------------    --------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  20
  AGE
  70
  75                0                 0            0
  **

--------------------------------------------------------------------------------
(1) Assumes a $1,200.00 premium (which exceeds the Annualized Minimum Monthly Premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient Cash Surrender Value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown. Therefore, the Policy remains in force even though the Cash Surrender Value is zero.

**   Policy terminates prior to age 80.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                          VARIABLE DEATH BENEFIT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                        GUARANTEED COSTS                                CURRENT COSTS
           ------------------------------------------     ------------------------------------------
           ACCUMULATION    CASH SURRENDER      DEATH      ACCUMULATION    CASH SURRENDER     DEATH
POLICY         VALUE            VALUE         BENEFIT         VALUE            VALUE        BENEFIT
 YEAR         (1) (2)          (1) (2)        (1) (2)        (1) (2)          (1) (2)       (1) (2)
------     ------------    --------------     -------     ------------    --------------    --------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  20
 AGE
  70
  75
  80
  85
  90
  95

--------------------------------------------------------------------------------
(1) Assumes a $1,200.00 premium (which exceeds the Annualized Minimum Monthly Premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient Cash Surrender Value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown. Therefore, the Policy remains in force even though the Cash Surrender Value is zero.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                     FACE AMOUNT PLUS PREMIUM AMOUNT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                     FACE AMOUNT PLUS PREMIUM AMOUNT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                        RELIASTAR LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM TO AGE 100

                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                            $1,200.00 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                     FACE AMOUNT PLUS PREMIUM AMOUNT OPTION

                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                                   APPENDIX E

                            MAXIMUM SURRENDER CHARGES
                            PER $1,000 OF FACE AMOUNT


                               CHARGE PER $1,000 OF FACE                                   CHARGE PER $1,000 OF FACE
                            AMOUNT (INITIAL FACE AMOUNT OR                              AMOUNT (INITIAL FACE AMOUNT OR
  INSURED'S AGE AT POLICY    AMOUNT OF REQUESTED INCREASE)    INSURED'S AGE AT POLICY    AMOUNT OF REQUESTED INCREASE)
 DATE OR EFFECTIVE DATE OF   -----------------------------   DATE OR EFFECTIVE DATE OF  ------------------------------
  INCREASE, AS APPROPRIATE      MALE              FEMALE     INCREASE, AS APPROPRIATE      MALE               FEMALE
 -------------------------   ----------         ----------   -------------------------  ----------          ----------
             0                $ 1.00              $ 1.00                41                $19.60              $16.10
             1                  1.10                1.00                42                 20.40               17.20
             2                  1.20                1.00                43                 21.30               18.00
             3                  1.30                1.00                44                 22.10               18.90
             4                  1.40                1.00                45                 23.00               19.50
             5                  1.50                1.00                46                 23.90               20.60
             6                  1.60                1.00                47                 24.90               21.70
             7                  1.80                1.00                48                 25.90               22.50
             8                  2.00                1.00                49                 27.00               23.30
             9                  2.20                1.20                50                 28.20               24.20
            10                  2.50                1.40                51                 29.40               25.20
            11                  2.80                1.60                52                 30.70               26.20
            12                  3.00                1.80                53                 32.10               27.20
            13                  3.20                2.00                54                 33.50               28.00
            14                  3.50                2.20                55                 35.00               29.50
            15                  3.80                2.40                56                 36.70               30.70
            16                  4.00                2.60                57                 38.40               32.00
            17                  4.20                2.80                58                 40.20               33.40
            18                  4.50                3.00                59                 42.20               34.80
            19                  4.80                3.20                60                 44.30               36.40
            20                  5.00                3.50                61                 45.60               38.10
            21                  5.30                3.90                62                 45.40               40.00
            22                  5.90                4.20                63                 45.30               41.90
            23                  6.30                4.50                64                 44.90               43.90
            24                  6.90                5.00                65                 44.60               45.50
            25                  7.50                5.50                66                 44.30               45.00
            26                  7.80                6.10                67                 43.90               44.60
            27                  8.40                6.70                68                 43.60               44.10
            28                  8.80                7.30                69                 43.30               43.70
            29                  9.40                7.70                70                 43.10               43.30
            30                 10.00                8.00                71                 42.80               42.90
            31                 10.80                8.60                72                 42.60               42.50
            32                 11.50                9.20                73                 42.40               42.10
            33                 12.30                9.80                74                 42.20               41.70
            34                 13.10               10.40                75                 41.90               41.20
            35                 14.00               11.00                76                 41.60               40.80
            36                 14.90               11.60                77                 41.30               40.40
            37                 15.70               12.20                78                 41.00               39.90
            38                 16.80               12.80                79                 40.70               39.50
            39                 17.90               13.90                80                 40.50               39.10
            40                 19.00               15.00

                                   APPENDIX F

                             MONTHLY AMOUNT CHARGES
                            PER $1,000 OF FACE AMOUNT

                          UNDERTAKINGS TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


             "REASONABLENESS" REPRESENTATION PURSUANT TO 26(e)(2)(A)
                      OF THE INVESTMENT COMPANY ACT OF 1940

     Depositor represents that the fees and charges deducted under the flexible premium variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933, and the Investment Company Act of 1940, Registrant has caused this Form S-6 Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 23rd day of December, 1998.


                                        SELECT*LIFE VARIABLE ACCOUNT
                                            (Registrant)

                                        By: RELIASTAR LIFE INSURANCE COMPANY
                                            (Depositor)


                                        By          /s/ JOHN G. TURNER
                                           -------------------------------------
                                                 John G. Turner, Chairman
                                                and Chief Executive Officer


As required by the Securities Act of 1933, Depositor has caused this Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 23rd day of December, 1998.


                                        RELIASTAR LIFE INSURANCE COMPANY
                                            (Depositor)


                                        By          /s/ JOHN G. TURNER
                                           -------------------------------------
                                                 John G. Turner, Chairman
                                                and Chief Executive Officer


As required by the Securities Act of 1933, this Registration Statement has been signed on this 23rd day of December, 1998 by the following directors and officers of Depositor in the capacities indicated:


                SIGNATURE                               TITLE
                ---------                               -----

           /s/ JOHN G. TURNER             Chairman and Chief Executive Officer
 -------------------------------------
             John G. Turner


           /s/ JAMES R. MILLER            Senior Vice President, Chief Financial
 -------------------------------------    Officer and Treasurer
             James R. Miller

  *Richard R. Crowl         *Mark S. Jordahl            *James R. Miller
  *Michael J. Dubes         *Kenneth U. Kuk             *Robert C. Salipante
  *John H. Flittie          *Susan W. A. Mead           *John G. Turner
  *Wayne R. Huneke          *William R. Merriam


A majority of the Board of Directors

Stewart D. Gregg, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of ReliaStar Life Insurance Company pursuant to powers of attorney duly executed by such persons.

                              /s/ STEWART D. GREGG
                       -----------------------------------
                       Stewart D. Gregg, Attorney-In-Fact

                                     PART II

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The Facing Sheet.


     The general form of Prospectus, consisting of 73 pages.


     Undertakings to file reports.

     Rule 484 Undertaking.

     Representation pursuant to Section 26(e)(2)(A).

     The signatures.

     Written consents of the following persons:

     1.   Stewart D. Gregg, Esquire -- Filed as part of EX-99.2.

     2.   Craig A. Krogstad, FSA, MAAA -- Filed as part of EX-99.C6.

     3.   (Auditor's Consent) -- To be filed by pre-effective amendment.

     The following exhibits:

     1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

     A. (1) Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the SELECT*Life Variable Account.* (Filed as an Exhibit in S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and
               incorporated herein by reference.)

          (2)  Not applicable.

          (3) (a) General Distributor Agreement between Washington Square Securities, Inc. and ReliaStar Life.* (Filed as part of SELECT*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (3) (b) Specimens of Selling Agreements.* (Filed as part of SELECT*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (4)  Not applicable.


          (5)  (a)  Form of Policy

          (5)  (b)  Accelerated Benefit Rider

          (5)  (c)  Children's Insurance Rider

          (5)  (d)  Additional Insured Rider

          (5)  (e)  Insured's Cost of Living Rider

          (5)  (f)  Waiver of Monthly Deduction Rider

          (5)  (g)  Accidental Death Benefit Rider

          (5)  (h)  Waiver of Specified Premium Rider

          (5)  (i)  Term Insurance Rider

          (5)  (j)  Extended Death Benefit Guarantee Rider


          (6) (a) Amended Articles of Incorporation of ReliaStar Life.* (Filed as part of SELECT*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and
                    incorporated herein by reference.)

          (6) (b) Amended By-Laws of ReliaStar Life.* (Filed as part of SELECT*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)


          (7)  Not applicable.


          (8) (a) Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Filed as part of SELECT*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (8) (b) Amendment to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (To be filed by pre-effective amendment.)

          (8) (c) Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Filed as part of SELECT*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (8) (d) Amendment to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (To be filed by pre-effective amendment.)

          (8) (e) Form of Service Agreement and Contract between ReliaStar Life Insurance Company, WSSI, and Fidelity Investments Institutional Operations Company and Distributors Corporation dated January 1, 1997.* (Filed in S-6EL24/A on March 31, 1997, File No. 333-18517, and incorporated herein by reference.)

          (8) (f) Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2.* (Filed in S-6EL24 on December 23, 1996, File No. 333-18517, and incorporated herein by reference.)

          (8) (g) Form of Service Agreement by and between ReliaStar Life Insurance Company and Janus Capital Corporation.* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (h) Form of Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc.* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (i) Form of Service Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors.* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (j) Form of Service Agreement by and between ReliaStar Life Insurance Company and Neuberger&Berman Management Incorporated ("NBMI").* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (k) Form of Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust, Advisers Managers Trust and NBMI.* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (l) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series.* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (m) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc.,* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (8) (n) Form of Participation Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors.* (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

          (9)  Not applicable.


         (10)  (a)  Policy Application Form. (To be filed by pre-effective amendment.)

               (b) Supplement to Policy Application Form. (To be filed by pre-effective amendment.)


     2. Opinion and consent of Stewart D. Gregg, Esquire, as to the legality of the Securities being registered. See EX-99.2.

     3.   Not applicable.

     4.   Not applicable.

          EX-99.C1.   Auditors' Consent. To be filed by pre-effective amendment.

          EX-99.C2.   Not applicable.

          EX-99.C3.   Not applicable.

          EX-99.C4.   See EX-99.2.

          EX-99.C5.   Not applicable.

          EX-99.C6.   Actuarial Opinion and Consent.

          EX-99.D1.   Memorandum describing the Company's issuance, transfer and redemption procedures for the Policies and the Company's procedure for conversion to a fixed benefit policy.

          EX-24.      Powers of Attorney.

                      Powers of Attorney.

                      Richard R. Crowl
                      Michael J. Dubes
                      John H. Flittie
                      Wayne R. Huneke
                      Mark S. Jordahl
                      Kenneth U. Kuk
                      Susan W. A. Mead
                      William R. Merriam
                      James R. Miller
                      Robert C. Salipante
                      John G. Turner